

03050303

82- SUBMISSIONS FACING SH

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Molson Inc.

*CURRENT ADDRESS: 1555 Notre-Dame Street East
Montréal, Quebec H2L 2R5
Canada

**FORMER NAME: Molson Companies Limited

**NEW ADDRESS:

FILE NO. 82- 2954 FISCAL YEAR 3/31/00

• Complete for initial submissions only •• Please note name and address changes

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OICF/BY: NM

DATE : 4/30/03

Delivering on Commitments

2000 Annual Report / 214th Year


AR/S
3/31/00

FINANCIAL SUMMARY	2000	1999
Sales and other revenues	**2,517.1**	2.120.1
Earnings from continuing operations — pro forma, recurring	**77.0**	50.8
Earnings before interest, income taxes and amortization	**102.4**	209.6
Earnings (loss) from continuing operations	**(70.8)**	28.0
Net earnings (loss)	**(44.0)**	169.9
Cash flow from continuing operations	**255.4**	193.7
Earnings from continuing operations — pro forma, recurring	**1.30**	0.86
Earnings (loss) from continuing operations	**(1.19)**	0.47
Net earnings (loss)	**(0.74)**	2.88
Dividends paid	**0.72**	0.72
Cash flow from continuing operations	**4.31**	3.28
Total assets	**3,111.8**	3.439.6
Long-term debt	**1,161.9**	1.271.5
Shareholders' equity	**1,025.7**	1.108.1

Molson's national market share increased for the first time in nearly a decade.


MOLSON
CANADA

PROFILE

Molson Inc. owns 100% of Molson Canada, Canada's leading brewer. It also has a 49.9% interest in the Coors Canada partnership and a 24.95% interest in Molson USA, which markets and distributes the Molson and Foster's brands in the United States. Molson Inc. also owns and operates the Molson Centre and the Montreal Canadiens hockey club.

Canada's pre-eminent brewer, Molson was founded in 1786. With 3,600 employees and seven breweries throughout the country, Molson is one of Canada's oldest consumer brand names and is North America's oldest beer brand.

The winner of 24 Stanley Cup championships, more than any other National Hockey League team, the Montreal Canadiens is one of the most successful professional sports teams of all time. The Molson Centre, the home of the Montreal Canadiens, is a state-of-the-art sports and entertainment facility.



Left to right: Daniel J. O'Neill, Executive Vice President and Chief Operating Officer, North American Brewing; Eric H. Molson, Chairman of the Board of Directors; E. James Arnett, President and Chief Executive Officer

Delivering on Commitments

If there is one phrase that sums up our fiscal year 2000, it's delivering on commitments. We have had a very busy year, full of challenges and successes. We said what we were going to do, and we did it. We are on the road to realizing our full potential, not only as Canada's number one brewer, but as a participant in the consolidating global brewing industry.

For the fiscal year ended March 31, 2000, our pro forma recurring earnings from continuing operations were $77 million, an increase of 52% over the previous fiscal year. On a comparable basis, earnings per share increased 51% to $1.30. Revenues and cash flow also increased significantly. Revenues increased 19% to $2.5 billion and cash flow provided from operations was up 32% to $255 million. The year saw us taking a number of provisions against earnings related to the restructuring of our operations. As a result, the loss from continuing operations, after the deduction of provisions for rationalization and real estate losses and a gain on the sale of an investment, was $70.8 million or $1.19 per share.

Molson's Brewing operating profit for the fiscal year ended March 31, 2000, before non-recurring items, was up 15.1% over the same period last year. The Corporation is committed to annual double-digit operating earnings growth for its Brewing operations. Molson's national market share for the fiscal year also increased to 45.1%, up from 45.0%, the first improvement since 1991. Total industry sales volume in Canada, including sales of imported beer, increased by 1.0% to 20.7 million hectolitres compared with the corresponding period last year.

Molson's Sports and Entertainment operating profit was down compared to the same period in the prior year, reflecting the Montreal Canadiens missing the 1998/1999 hockey season playoffs, a decrease in regular season ticket sales for the 1999/2000 hockey season, as well as lower attraction and concession revenues from other events at the Molson Centre. This was offset by an increase in broadcasting and advertising revenues, including incremental operating profit from a new five-year agreement that the NHL negotiated with the ESPN and ABC networks to broadcast nationally televised games in the U.S. market, commencing with the 1999/2000 season.

STRATEGY

Following our commitment last year to our "reinvention," Molson achieved a number of clear objectives with the aim of making the Corporation more efficient and competitive while creating sustainable shareholder value. We took a dual-track approach to our reinvention. We started by placing top management talent in the Corporation's key leadership positions, and then proceeded to improve our ongoing operations through the development of nationally led marketing and operating strategies.

In the last 12 months, our new management team has developed and executed new operating strategies for the Canadian and U.S. brewing units, identified initiatives to reduce operating costs by $120 million and raised Brewing operating profit by 15.1% over last year. While we are pleased with our progress, we know that there is still much work ahead, particularly in the areas of our U.S. brewing operations and our Sports and Entertainment business.

The foundation for Molson's reinvention remains centred on four key initiatives or "pillars":

First, aligning the interests of employees with shareholders;
Second, establishing a strategic business focus;
Third, reducing the cost base while improving productivity; and
Fourth, growing profitably.

The alignment of employee and shareholder interests has been accomplished through compulsory shareholding requirements for Molson senior operating management, the implementation of an Economic Value Added (EVA®) program, and the introduction of the Molson Employee Share Ownership Plan (MESOP), as well as a stock option program for certain members of executive senior management.

The establishment of a strategic business focus is being addressed through the development of a solid strategic direction in which to guide the Corporation, as well as through the development of a more regimented marketing strategy that is based on core brands and guided nationally. The marketing strategy focuses on strategic core brands not only through original, consumer-tested, effective advertising, but also through solid, leveraged relationships with Sports and Entertainment properties, community involvement, and consumer marketing and promotions. The implementation of this strategic approach is already impacting performance with stronger growth of the strategic brands, the creation of a more efficient and stronger management organization and the development of a more disciplined spending strategy. As a result of a thorough review in the six areas of organizational costs, marketing and sales, capacity utilization, direct marketing, procurement strategy and supply chain management, annual savings of $120 million have been identified.

Finally, profitable growth will be attained through a strategy of regaining market position in countries where the Molson brand already exists, expanding the Molson brand to new markets and positioning Molson as a participant in the consolidating international brewing industry.

With our reinvention have come inevitable but difficult decisions. In the third quarter of fiscal 2000, after a thorough study of general and administrative costs, we reduced our salaried staff by 18%. In addition, after an evaluation of our brewing capacity compared to that of the world's top breweries, we announced the September 2000 closure of our Barrie, Ontario brewery. These decisions, while difficult, were necessary to ensure the viability of the Corporation and a return to positive shareholder value.

MANAGEMENT

As previously mentioned, a key element of our success to date has been the establishment of a first-rate executive management team. Beginning with the hiring of Daniel J. O'Neill as Executive Vice President and Chief Operating Officer, North American Brewing, at the end of the prior fiscal year, our management ranks were quickly strengthened through several successive new hires. These include Pierre Boivin, President of the Montreal Canadiens hockey team and the Molson Centre and Executive Vice President of Molson Inc. They also include Michael Downey, Senior Vice President, Marketing; Marie Giguère, Senior Vice President, Chief Legal Officer and Secretary; and James Grossett, Senior Vice President, Human Resources. The rich experience and collective talent of this group of business leaders have been instrumental in improving the performance of the Corporation.


Pierre Boivin


Robert Coallier

As we go to press, we are particularly pleased to announce the appointment of our new Executive Vice President and Chief Financial Officer, Robert Coallier. With the Corporation's key leadership roles filled, the same hiring rigour is now being applied to filling other key management roles throughout the organization, on both a regional and a national basis.

ACKNOWLEDGEMENTS

We wish to extend our gratitude to the members of the Board of Directors, whose support and commitment have played a major role in the reinvention of Molson. Through our Board meetings and numerous committee meetings, their advice and counsel have been invaluable during this period of intense change and renewal.

Finally, we wish to sincerely thank our employees for their contributions. The last year has been a roller coaster of emotional highs and lows, from the incredible success of Joe and the *I Am Canadian* campaign to the announced closure of our Barrie brewery. The performance of our employees through this trying period has been nothing short of outstanding. The professionalism and dedication they have shown bodes well for Molson's future success as Canada's premier brewing company.

Eric H. Molson
Chairman of the Board

E. James Arnett
President and Chief Executive Officer

On May 4, 2000, Eric Molson announced that E. James Arnett will step down after three years as President and CEO at the Annual General Meeting of Shareholders on June 27, 2000, to be replaced by Daniel J. O'Neill. Molson is greatly indebted to Jim Arnett for his exceptional contribution at a critical time in our Corporation's history.

Dan O'Neill joined Molson in March 1999 as Executive Vice President and Chief Operating Officer of North American Brewing. A seasoned operating executive, he has held senior management positions at the H.J. Heinz Company, the Campbell Soup Company and S.C. Johnson Wax. He has played a key role in the restructuring of the brewery operations, the implementation of an extensive cost reduction program and the development of a national, core brand-based operating strategy.

Molson Canadian improved on its existing position as Canada's leading beer brand – its sixth consecutive year of growth.

COMMITTED TO

Shareholder Value

Fiscal 2000 was a year of tremendous and positive change for Molson. As part of our ongoing reinvention of the Corporation, we undertook a number of initiatives to strengthen our commitment to building sustainable value for our shareholders. Throughout the year, the entire Corporation has made a concerted effort to bridge the value gap by: aligning the interests of our shareholders more closely with those of our employees, reducing costs and improving productivity, reviewing and developing critical business strategies, and ensuring more profitable sales growth for the long term.

In November 1999, Molson launched an Economic Value Added program (EVA). To illustrate our level of commitment to the program, the largest training initiative in the history of the Corporation took place throughout fiscal 2000. EVA is a formula that empowers employees to make better decisions to grow the business, increase profitability and create value for shareholders by focusing on long-term economic value. Implementing EVA involves a cultural change at Molson, a change that is helping us to be more accountable, aggressive and adaptable in creating value for our shareholders.

As part of reinventing the shareholder-employee relationship at Molson, we relaunched the Molson Employee Share Ownership Plan in January 2000. MESOP provides permanent, full-time employees the opportunity to purchase Molson Class "A" shares through a simple payroll deduction. By participating in the plan, employees become owners of the Corporation and think like shareholders. Employees now have an opportunity to realize a return on their personal investment in Molson – on their daily investment on the job, and on their investment as shareholders.


MOLSON
CANAD

In addition, we implemented a stock ownership requirement for key senior executives. Under this program, these executives were required to purchase Molson shares to a value equivalent to a prescribed percentage of their annual salary, ensuring that they have a vested interest in Molson's stock performance.

In fiscal 2000, we completed the work of benchmarking general and administrative costs as well as a strategic review of our organizational requirements. These benchmarking efforts underscored the need for Molson to permanently reduce the cost of doing business. As a result, we decided to considerably reduce our salaried staff. Although a difficult decision to make, this has allowed us to identify annualized savings of approximately $30 million.

In October 1999, Molson announced its intention to close the Barrie, Ontario brewery. An in-depth analysis of our brewing capacity utilization highlighted the need to improve the competitiveness of our eastern Brewing network. We compared our brewing capacity to that of the most productive brewers in the world and concluded that, to compete at their level, we must improve capacity utilization and overall facility efficiencies. In Ontario, this meant consolidating resources into a single brewery. As a result of the closure, we will achieve annual cost savings of approximately $30 million. The closure is on track to be completed by September 2000, and Molson is working closely with the Barrie community to minimize the economic impact of the closure and maintain a strong Molson presence in this market.

We evaluated all elements of marketing and sales spending to ensure that each invested dollar results in a positive return for shareholders. As a result, we are spending our marketing and sales dollars more effectively by focusing on priority brands and on proven, disciplined marketing and sales efforts that are coordinated nationally.

We are also undertaking to improve the overall effectiveness of our supply chain. This involves enhancing all aspects of our Brewing business, from the acquisition of raw materials to brewery production and bottling line efficiency, through to distribution. As part of our ongoing commitment to quality we are fundamentally reinventing the manufacturing process to deliver world-class efficiency and maintain world-class quality.

During fiscal 2000 we completed a strategic review of our profitability and value creation. We also updated all information about our consumers, the competitive landscape in Canada and associated legal issues. A plan to improve our performance in all of these key areas was developed and implemented in both Canada and the United States.

In order to reorganize our research, technical support and quality assurance efforts, we closed the Molson Centre for Innovation. As well, we have committed to leveraging our national and regional expertise by charging our national employees with guiding the strategic excellence of the Corporation and empowering our regional employees with ensuring excellence in execution.

The initiatives undertaken in fiscal 2000 have already had far-reaching effects on the way we do business, as evidenced by our strong financial results. We will continue to evolve as a company and remain committed to building long-term shareholder value.



Financial Results: Sales and other revenues from Molson's Brewing operations increased 21.2% to $2,374.9 million in fiscal 2000 from last year's $1,959.0 million, reflecting higher revenues due to increases in consumer prices and volume, as well as the consolidation of 50% of Molson Canada's (formerly Molson Breweries) revenues from April 1, 1998 to June 23, 1998 and the consolidation of 100% thereafter in fiscal 1999.

Also, on a pro forma basis, Brewing operating profit in fiscal 2000, before provisions for rationalization and other items of a non-recurring nature, was 15.1% above last year. This significant increase reflects higher Brewing revenues resulting from a lower percentage of advertising spending and benefits arising from restructuring initiatives, offset in part by price promotions in response to competitive market conditions.

Earnings before interest, income taxes, amortization, rationalization and other costs increased to $338.2 million in fiscal 2000, compared with $263.3 million in fiscal 1999. The increase is due in part to the fact that the prior period included, to June 23, 1998, only our 50% interest in Molson Canada and our 24.95% interest in the Coors Canada partnership. Fiscal 2000 earnings reflected 100% ownership of Molson Canada and 49.9% of Coors Canada.

Market Share and Brand Performance: Molson maintained a relatively stable market share position in fiscal 2000, building on momentum gained in the previous fiscal year to end the erosion of market share. Molson's estimated market share of all beer sold in Canada, including imported beer, was 45.1%, compared with 45.0% for fiscal 1999 – the first market share increase in almost a decade. Molson's market share increased in Quebec by 0.5 share points over last year, and decreased marginally in Ontario and the West. Nationally, Molson Canadian improved on its existing position as Canada's leading beer brand – its sixth consecutive year of growth. Molson Dry is also growing and remains the leading brand in Quebec.

Industry volume in Canada increased by 1.0% during fiscal 2000, bringing volume to approximately 20.7 million hectolitres. Molson volumes increased by 1.1% to 9.3 million hectolitres.

The performance of our strategic national brands was strong, with Molson Canadian and Coors Light experiencing outstanding growth across the country.

In Quebec, Molson increased its market share due to innovative marketing and sales initiatives aimed in particular at our key market segment. While our major competitor's brands experienced a decline in the province, Molson brands continued to grow, with Molson Dry remaining strong and Molson Export continuing to build momentum. Molson's super premium brands, Corona, Heineken and Tornado, achieved exceptional success in this market.





Ontario continues to be Molson's largest market. Although Molson's share of this market decreased slightly in fiscal 2000 from last year to 51.1%, our brands remain the brands of choice for consumers. Molson holds brand leadership in all beer categories in Ontario. Molson Canadian is the leading premium brand, Coors Light is the best-selling light beer, and Corona and Heineken are the top two super premium brands. Molson also leads in the discount category with strong brands including Carling, Carling Black Label and Black Ice. In this highly competitive market, Molson continues to deliver a broad range of brands to suit the varied tastes of beer drinkers.

In Newfoundland, Molson gained market share for the sixth consecutive year. At the end of fiscal 2000, market share grew to 54.0%. Molson Canadian is the leading national brand in the province and Black Horse continues to lead the way as the most successful local brand in Newfoundland.

In the West, our sharpened focus improved the performance of our core brands. Molson Canadian, the best-selling beer in Western Canada, grew for the sixth consecutive year. The best-selling light beer in Western Canada, Coors Light, also strengthened its market position with continued growth. Molson Export is beginning to be embraced by B.C. consumers, and Pilsner continues to be the local beer of choice in Saskatchewan. In addition, Heineken has become well integrated in our portfolio and is enjoying double-digit volume growth. While overall share declined modestly, the strategic core brands have strengthened and are well positioned for continued growth.

Coors Canada: Molson is a 49.9% partner in Coors Canada, which is responsible for the marketing and management of the Coors Light brand in Canada. Molson is responsible for the brewing, distribution and selling of the brand.

Sales volumes of Coors Light during fiscal 2000 were ahead of expectations. Estimated market share in Canada was 6.0%, compared with 5.5% in fiscal 1999. Coors Light continues to gain popularity as the leading light beer, and was the fastest-growing major brand in Canada in fiscal 2000.




NO PRESERVATIVES
RICKARD'S

We have implemented a more disciplined, rigorous process which relies on in-depth consumer research and insights to guide the strategy and execution of our advertising.


100%

COMMITTED TO

Strategic Brands

Molson & Marketing: A new national strategic marketing group was formed in fiscal 2000, headed by Michael Downey, Senior Vice President, Marketing. His appointment, along with the hiring of vice presidents in charge of Molson Canadian, Molson Export and specialty brands, brings a fresh perspective and signals the start of a more disciplined, focused approach to marketing the brands.

The long-term success of these brands depends on their individual positioning, as determined by thorough consumer research. Advertising, promotions, and Sports and Entertainment properties must represent the brands in ways that are relevant and meaningful to our key consumers.

At the core of this new strategy will be consolidation and alignment of the existing brand portfolio around seven national brands, each defined by unique brand positioning – Molson Canadian, Molson Dry, Molson Export, Rickard's Red, Coors Light, Corona and Heineken. Increased marketing focus and greater marketing resources are being applied to these strategic brands, which hold the key to growing our business in the long term.

Molson Canadian has experienced growth for the past six years. It is a top priority to accelerate the brand's rate of growth and further its position as the number one brand in Canada. Molson Export is being repositioned and supported by a new advertising campaign with a view to growing this brand. We believe there is tremendous opportunity for continued growth in the specialty segment as evidenced by the growing popularity of Rickard's Red. We will also continue to focus our marketing efforts on driving the growth of Heineken and Corona – already the top two super premium import products in Canada.

Right: "The Rant"




I'm not a **lumberjack**,
or **fur trader**.



I don't live in an **igloo**,
eat **blubber** or own a **dog sled**.

I don't know **Jimmy**, **Suzy** or
Sally from Canada.
(Although I'm certain they're
very nice.)





AMERIC


I have a **prime minister**
not a president.

I speak **English** and **French**
not American, and I pronounce it
"**about**" not "aboot".

I can proudly sew my country's flag
on my backpack.






I believe in **peacekeeping**
not policing, **diversity**
not assimilation, and that the **beaver**
is a proud and noble animal.

A **toque** is a hat,
a chesterfield is a **couch** and
it's pronounced "**zed**",
"zed" not "zee".

Canada's the second
largest landmass, the first nation
of hockey and the
best part of North America.







My name is Joe and
I AM CANADIAN!
Thank you.



We constantly use research to gain valuable consumer insight which helps define unique and meaningful points of differentiation for the core brands. This insight forms the basis of the brand marketing strategy and guides all aspects of its execution, from creative advertising to consumer promotions.

After a relationship of more than 30 years with one advertising agency, Molson undertook the bold and difficult decision to part ways and embark on a relationship with a new agency for Molson Canadian. The decision was then taken to revive the *I Am Canadian* slogan in a way that evokes Canadian pride and connects the brand with consumers in a meaningful way.

In March 2000, the new *I Am Canadian* television ad campaign was launched across the country, repositioning the statement of Canadian pride which enjoyed much success in the mid-1990s. The creative for our flagship brand has evolved from defining the brand as being about sociability and being Canadian into what consumers tell us – they aren't just Canadian, they are proudly Canadian. The first TV commercial in the new campaign, "The Rant", taps into consumers' sense of nationalistic pride, representing the brand in a way that connects with them on a deeper level. The spot, which plays on TV, as well as in cinemas and sports arenas, has received tremendously positive feedback from consumers and the media.

Another key element of the new marketing strategy is to apply increased rigour to the spending process. As sales and marketing dollars within the industry continue to increase and competition intensifies, there is a clear need to challenge our traditional spending regimes and to spend our sales and marketing dollars more effectively. We look to empirical research and consumer insight to ensure that we allocate our spending only to those mechanisms that influence brand adoption and drive sales. In our advertising, for example, we are rigorously testing ads both qualitatively and quantitatively with consumers while the ads are still in development. We are making sure advertising will positively affect behaviour before money is spent on production.

Moving forward, the national marketing team will work closely with our regional marketing teams to execute the strategy effectively. The national marketing team will be responsible for consumer strategic marketing, including overall strategy, creative development and promotions, while regional marketing teams will help guide the national strategy by leveraging their local knowledge and relationships with local licensees, retailers and other marketing channels.


PRÉSENTE
PARC DES ILES
DE MONTRÉAL 21 AOÛT




LE GRATTAGE D'ETIQUETTE
ENRICHISSEZ
MOLSON EXPORT ET LES MAUX DE DOS
MOLSON EXPORT


IAM.CA

The Molson name is associated with highly visible music and sports events, bringing significant brand exposure both nationally and at the grassroots level.

COMMITTED TO

Building the Brand



Molson & Music: Music is a very important part of our target consumers' lifestyle. In fact, more than half of our consumers indicate that listening to music is their most frequently performed activity. Investing in entertainment properties, from both the event production and venue ownership standpoints, provides us the opportunity to bring fans from coast to coast the music they want to hear. More importantly, it gives us a forum to talk to our consumers in an intimate, emotional way. Molson is there with cutting-edge events, first-rate talent and world-class venues, making music more accessible to fans across the country tying these events to specific Molson brands.

House of Blues Concerts Canada (formerly Universal Concerts Canada) is an equal partnership between Molson Canada and HOB Concerts Canada Ltd. The partnership leverages House of Blues' extensive expertise and network in the music business. House of Blues' sole business is music, including the production of top-notch events and the ownership of a variety of music venues in which to host them. In addition, House of Blues has a substantial and growing Internet business, and owns one of the leading music Web sites in the world. Our partnership provides us with an on-line link to our key consumers and tremendous insight into music trends. House of Blues is an ideal partner for Molson, as we are both very committed to the growth of music in Canada. Together, we continue to be the dominant force in Canadian music.

Right: The 18th annual TerrifVic Jazz Party, sponsored by Molson, turned Victoria, British Columbia into a jazz hot spot, drawing music lovers from all over North America.



Entertainment marketing teams in each region work closely with House of Blues Concerts Canada to develop national and regional music events that appeal to local fans and draw those fans to local Molson venues.

House of Blues Concerts Canada produced more than 800 shows in calendar 1999, which drew more than three million fans to venues such as the Molson Amphitheatre in Toronto and the Molson Centre in Montreal. Molson-branded events continue to host the biggest names in music from around the world.

Edgefest, now a staple event in the Molson music lineup, enjoyed another successful year in calendar 1999. More than 175,000 fans gathered in seven cities across Canada in June and July to celebrate the music of Hole, Moist and Matthew Good Band among others. New this year, a compilation CD that features the music of Edgefest was included in cases of Molson Canadian throughout the summer, extending Molson's reach to even more music fans across the country.

Together with House of Blues, Molson has exciting plans for the future of music in Canada. An aggressive growth strategy will include new events such as a five-city summer 2000 concert series, featuring Canadian and international talent, that will be broadcast simultaneously from coast to coast. We know how important music is to our consumers and we know that music sponsorship is a highly effective marketing tool. We will continue to leverage our involvement in music to build the profile of the Molson brands and foster long-term consumer loyalty.



Molson & Hockey: Canadians love hockey. It is embedded in the very core of Canadian culture. Molson plays a vital role in bringing hockey to millions of fans from coast to coast, creating a profound connection with our brands. It's a role we play with great pride.

Much like our involvement in music, our sports properties and sponsorships give us the opportunity to connect with consumers on a deeper, more emotional level, and allow us to create strong ties between Molson brands and the consumer. Our involvement in hockey helps to bring meaning to our brand advertising and promotions, adding value and interest in a way that is relevant and tangible to the consumer.

Molson is one of the largest sponsors of the NHL in Canada and continues to strengthen its ties to professional hockey through its lead sponsorship of all six Canadian NHL teams. Molson continues to be the exclusive beer sponsor of the Saturday night French language Montreal Canadiens telecasts. Molson also has a strong alliance with the Canadian Hockey Association, which includes the men's national, women's national and national junior teams. For the sixth consecutive year, Canada's women's national team took home the trophy at the Women's World Championship in April, which Molson sponsored. We are extremely proud of our women's team, which has never lost a game in this highly competitive tournament. We will continue to leverage our involvement in amateur hockey to build brand profile and consumer loyalty.

Right: For the sixth consecutive year, Canada's women's national team took home the trophy at the Women's World Championship in April, which Molson sponsored. We are extremely proud of our women's team, which has never lost a game in this highly competitive tournament.


CANADA

During fiscal 2000, we strengthened our relationship with the Canadian Hockey League (CHL), which includes the Ontario, Quebec Major Junior and Western Hockey League. Our involvement included sponsorship of the 2000 Memorial Cup in Halifax in May, and sponsorship of the Coach of the Year Award.

As part of our commitment to hockey in Canada, we are also involved with thousands of community hockey leagues and teams across the country. Our extensive involvement in hockey at the grassroots level extends our profile and reach more deeply into communities from coast to coast.

In August 1999, more than 100 of Canada's hockey leaders gathered in Toronto for the first-ever Molson Open Ice Summit. For three days, the best minds in amateur and professional hockey concentrated on issues surrounding player development. Chaired by Wayne Gretzky, the Open Ice Advisory Board recommended, among other things, to raise awareness of the importance of skill development and establish a system to measure and celebrate skills; examine the raising of draft ages for the NHL and CHL; and initiate a public awareness campaign on the positive values of hockey. For its involvement, Molson was honoured with the Canadian Sports Award for Corporate Excellence for program development support. The impact of what the Molson Open Ice Summit accomplished is already being felt at rinks across the country.

Molstar, an operating unit of Molson, produced more than 1,000 hours of television programming in calendar 1999, including 230 NHL games, the Canadian Golf Tour, live Toronto Rock lacrosse, the Molson Indy and curling.



Molson & Motorsports: Calendar 1999 proved to be the best year ever for the Molson Indy, with record total attendance of just over 250,000 at the Toronto and Vancouver events. Clearly, Canadians continue to be big fans of motorsports. After 14 years in Toronto and 10 years in Vancouver, the Molson Indy has built a reputation as a first-class event. In 1999, the Toronto Molson Indy was rated the number one race on the North American circuit by Andrew Craig, President and CEO, Championship Auto Racing Teams Inc.

Molson's long-term investment in the Molson Indy has fostered intense fan loyalty – thanks, in part, to a strong contingent of Canadian drivers, outstanding national and local media profile, and extensive community support for the events. Throughout the weeks prior to each race, Molson works with the communities on fundraising events that benefit local charities. This provides Molson with the opportunity to reach many more people than those who actually attend the races, as well as to build community support. Molson is also a sponsor of the Air Canada Grand Prix in Montreal.

Right: The Molson Indy is one of Canada's biggest three-day sporting events.
Check out the numbers! 1999 attendance: 250,000 – the highest ever; TV broadcast reach: 192 countries; worldwide TV audience: 100 million+; total attendance since 1986: 2.1 million+.



Molson is committed to profitable growth in its key Canadian and U.S. markets, as well as in selected international markets.

COMMITTED TO

Profitable Growth

Molson USA: Molson owns 24.95% of Molson USA, the marketing and distribution business in the United States handling the Molson and Foster's brands imported into the United States from Molson in Canada. Miller Brewing Company, which has a 50.1% interest in Molson USA, manages and provides marketing and sales support to the business.

The principal brands marketed by Molson USA are Molson Ice, Molson Canadian, Molson Golden and Foster's, all of which are brewed in Canada by Molson. Molson products are sold throughout the United States, including Alaska and Hawaii.

In terms of volume, the imported beer category in the United States increased by 8.9% during calendar 1999 to 20.9 million hectolitres. Molson Canadian experienced robust growth, as did the Foster's brands.

Molson USA implemented a new organizational structure effective February 1, 2000 to supplement Miller's sales efforts and centralize strategic initiatives.

A new advertising campaign for the Molson brands, which focused primarily on the quality Canadian ingredients used in Molson products, was launched in February 2000. An additional television spot capitalized on Americans' love of hockey. The ad featured the Hockey Legends program, in which winners are flown to Montreal to watch a hockey game at the Molson Centre with Rod Gilbert, Cam Neely and Guy Lafleur.

We continue to review our strategic position in the United States to find ways to maximize our presence in this important market.

Molson International: The world of brewing outside North America is undergoing substantial change. This phenomenon has manifested itself through a growing emphasis on the expansion of international beer brands and, over the past 18 months, the consolidation through acquisition or merger of a number of international brewing players. This has resulted in the creation of several large brewing companies, each with total volumes exceeding 30 million hectolitres.

Against this backdrop, Molson has undertaken the development of an international strategy that aims, over time, to build recognition of the Molson brand name and our unique Canadian heritage in certain key global markets. This strategy also aims to position Molson as a participant in the consolidating international industry.

MOLSON

CNDA

With 24 Stanley Cups – more than any other NHL team in history – the Montreal Canadiens is one of the most successful professional sports teams of all time.



COMMITTED TO

The Fans

Molson's Sports and Entertainment business consists of the Montreal Canadiens (CHC) of the National Hockey League and the Molson Centre in Montreal, one of North America's leading multi-purpose sports and entertainment complexes.

After a strategic review of our marketing and sales function, management has embarked on an extensive program to significantly improve our efforts in these areas. Our focus moving forward is to both maximize our hockey-related revenues and further develop synergies with our hockey and beer brand names.

This relationship was best exemplified by the creation of the Molson Zone Ex during the current hockey season. This concept combined moderately priced tickets in a special section of the Molson Centre with entertainment and contests. It proved very popular with the young adult crowd and resulted in section sellouts for almost every game.

Financial Results: In fiscal 2000, sales and other revenues decreased by 9.7%. This reflected the impact of the Montreal Canadiens not qualifying for the playoffs in the 1998/1999 hockey season and a decrease in regular season ticket sales for the 1999/2000 season, as well as lower attraction and concession revenues from other events at the Molson Centre. These decreases were partially offset by increases in broadcasting and advertising revenues.

For the year ended March 31, 2000, hockey operations and Molson Centre activities reported an operating loss before expansion proceeds, interest and income taxes of $6.6 million compared with an operating loss of $3.8 million in the previous year. Excluding the positive impact of operating profit of $4.6 million related to playoff participation in fiscal 1999, hockey operations and Molson Centre activities reported an operating loss of $8.4 million in the previous year versus an operating loss of $6.6 million in fiscal 2000. This improvement was directly related to an increase in broadcasting and advertising revenues coupled with a reduction in players' salaries. This was partially offset by a decrease in regular season ticket sales as well as lower attraction and concession revenues from other events at the Molson Centre.



The National Hockey League expanded to 28 teams in fiscal 2000, when the new franchise in Atlanta, Georgia commenced operations at the beginning of the 1999/2000 season. Two additional teams in St. Paul, Minnesota and Columbus, Ohio will commence operations in the 2000/2001 season. These additions will generate US$6.1 million in expansion proceeds for CHC in fiscal 2001.

In September 1999, Pierre Boivin was appointed President of the Montreal Canadiens and the Molson Centre, and Executive Vice President of Molson Inc. As a member of Molson's senior management, he is working to enhance the value of our hockey brand and the overall relationship of our hockey assets to our core brewing business. In fiscal 2000, seasoned sports marketer Pierre Ladouceur was hired as Vice President, Marketing and Sales, the Montreal Canadiens and the Molson Centre.

The Molson Centre: The Molson Centre is a state-of-the-art sports and entertainment facility that is home to the Montreal Canadiens. The Molson Centre has hosted more than 600 events since it was opened in March 1996. In addition to the home games of the Montreal Canadiens, the Molson Centre continues to welcome artists and events of international stature. This year's events culminated in a highly successful New Year's Eve concert ushering in the new millennium and featuring Celine Dion. Having welcomed close to seven million visitors since it was opened, the Molson Centre ranks today as one of the highest-grossing sports and entertainment complexes in North America.

The Montreal Canadiens: The business of hockey continued to be difficult during fiscal 2000. The team failed to qualify for the playoffs at the conclusion of both the 1998/1999 and 1999/2000 seasons. The level of player salaries and the relative weakness of the Canadian dollar versus the U.S. dollar are the two key factors that continue to affect the financial results of the team.

In particular, during the 1999/2000 season, the team sustained an unprecedented number of player injuries, representing 536 man-games lost – an increase of more than 136% from the previous year. Notwithstanding the current level of players' salaries, management has, through prudent contract management, succeeded in reducing current players' salaries by 2% compared with fiscal 1999. This compares favourably with the 4.5% average player payroll increase experienced by the NHL overall during the 1999/2000 season and represents a major step in reducing the rate of player salary growth experienced in the late 1990s. The current NHL Collective Bargaining Agreement concludes at the end of the 2003/2004 season.



In addition to the home games of the Montreal Canadiens, the Molson Centre continues to welcome artists and events of international stature.


MOLSON
EXPORT


ZONE MOLSON EX

Molson's long-standing and instinctive commitment to playing our part allows us to contribute to the community in a variety of ways.

John Molson

COMMITTED TO

The Community

Since 1786, Molson has fostered a tradition of giving back to the community, a tradition that began with John Molson's belief in the need for everyone to play their part. Today, the Molson culture and the values of every employee are intimately linked to community involvement. Molson is proud to be recognized as one of the most socially responsible companies in Canada, among those setting the standard for corporate responsibility.

Molson's long-standing and instinctive commitment to playing our part allows us to contribute to the community in a variety of ways. Our ability to react quickly when the need arises stems from a top-down commitment to doing what is right, which has become an integral part of the way we do business. When Ottawa was in jeopardy of losing the Senators due to lack of funding and support, Molson spontaneously put together a program to help save the team. From February to April 2000, two dollars from every 24 case of Molson products sold in the Ottawa region was given to the team, raising more than $440,000 and helping to keep the Senators right where the fans wanted them – at home in Ottawa.

In addition to campaigns like Save the Senators which are not strategically pre-planned, Molson also invests in long-term, focused community investment programs that connect us with our consumers in a meaningful, relevant way and build lasting consumer loyalty.

Right: Lisa Kachkowsky, former member of the women's national volleyball team, works out at The Molson Athletic Therapy Suite at the University of Manitoba. The new facility was named as a result of a $50,000 gift from The Molson Donations Fund.



Part of the Community: We understand the values, cares and concerns of our consumers, and it is our goal to be present wherever they live, work and play. We also know that our consumers care about their communities and want to be involved in making those communities even better. Molson's community investment programs reflect the desires of our consumers and work with communities across the country to achieve those goals.

Local Heroes/EquipAction provides Molson the opportunity to connect with consumers on a grass-roots, one-to-one level and manifest in a concrete, meaningful way our commitment to the communities we serve. Due to the tremendous success of the program in its first two years, it is now entering into its third year. The program recognizes everyday Canadians who are making a difference where they live. Whether resurfacing a local skating rink, repairing neighbourhood tennis courts, refurbishing abandoned softball diamonds or installing outdoor basketball courts in inner cities, Molson works with communities from coast to coast to revitalize recreational facilities and build community spirit.

In fiscal 2000, Local Heroes/EquipAction provided funding and support to more than 540 projects across the country, involving approximately 8,000 community members and Molson employees. The program continues to build momentum moving forward into its third year, and is still one of the few corporate community investment programs of its kind in Canada.

It's Our Responsibility: Year after year, research shows that drinking and driving remains one of the most important concerns for Canadians. That is why, for more than a decade, the Take Care/Prends Soin de Toi responsible use program has been a key part of Molson's community investment strategy.

At Molson, we believe it is incumbent upon us to take responsibility for the products we sell and to encourage responsible consumption. The Take Care/Prends Soin de Toi message permeates all aspects of our business and is highly visible at every Molson-sponsored event. Over the years, the program has evolved to become more consumer-focused and relevant in an effort to reinforce and recognize responsible attitudes and behaviour toward drinking and driving. The ongoing Take Care/Prends Soin de Toi advertising campaign, which includes television spots and transit shelter posters, is rolled out on a national and regional basis, and forms the broad messaging component of our responsible use program.

Right: Local Heroes across the country sweat it out to improve recreational facilities in their communities.
1 New basketball backboards at a community centre 2 Resurfacing a rowing club loading area
3 Replacing the fence around a baseball diamond
4 Volunteers celebrate building a path connecting a subdivision to the Algonquin Trail
5 Improving a public swimming area with a floating dock


AGARA ROW

A Tradition of Giving: Since 1973, Molson has supported community projects and charitable organizations across Canada through The Molson Donations Fund (MDF). Founded on the Corporation's principle of contributing to the larger community we all share, the program's goal is to raise awareness of important issues and make a difference in a variety of ways.

MDF has a national committee that provides the guiding strategy for the program and oversees its execution regionally. There are four regional committees comprised of Molson employees that keep MDF in touch with specific community needs. Together, the national and regional committees identify areas where the need for support is greatest and allocate funds accordingly. Over the years, MDF has established an important presence in the philanthropic community. Molson will continue to develop new strategies to evolve the program and make its impact even greater, including using the Internet as a tool to determine where Canadians' interests lie and how the program can be most beneficially applied.

During fiscal 2000, MDF donated more than $1.1 million to a variety of community-based programs and organizations active in health and social welfare, education, the arts and the environment. On a national level, MDF donated $50,000 to support the Molson Athletic Therapy Suite at the University of Manitoba. Molson President and CEO James Arnett was on hand in November 1999 to present the cheque on behalf of The Molson Donations Fund as was H. Sanford Riley, a Winnipeg member of the Molson Inc. Board of Directors. The funds will be used to support the therapeutic services provided by the centre, which are available to students of the university and members of the public alike.

Regionally, MDF supported Raising the Roof, a national organization whose mission is to ensure that all people have a home and the opportunity to participate in their communities as a means of overcoming poverty. In Ontario and British Columbia, MDF contributed to a fundraising campaign aimed at raising awareness of homelessness and the variety of programs that exist to eradicate it. Comedy à la Carte, a series of stand-up comedy and entertainment shows, helped to raise nearly $85,000 at events in Toronto and Vancouver.

In Quebec, MDF helped support Chantiers Jeunesse, a not-for-profit organization that coordinated 33 volunteer work projects across the province during the summer of 1999. More than 250 16-to-25-year-old Quebeckers and 80 foreign exchange students participated in environmental, community improvement and charitable projects aimed at fostering the commitment of young people to social issues.

MDF was also very active in the Atlantic provinces this past year. The town of Gander, Newfoundland had recently undertaken a major fundraising project in support of its new community centre. The local community was challenged to raise funds in addition to those contributed by various levels of government. As a strong contributing member of the local community, Molson was among the first to take up the challenge. MDF donated $10,000 to the Gander Community Centre, which officially opened in May 2000.

At Molson, we understand the value of giving back to the community and we know that our consumers recognize us as an important part of their communities. Through programs such as Local Heroes/EquipAction, Take Care/Prends Soin de Toi and The Molson Donations Fund, we will continue to make a difference in the communities we serve, earning the loyalty of our consumers and giving them a reason to feel good about choosing Molson as their beer.


Imagine
A Caring Company
Une entreprise généreuse


United Way / Centraide

"We are all members of a larger community which depends on everyone playing a part."

JOHN MOLSON, 1825



MOLSON INC.'S RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Financial Review

Management's Discussion & Analysis

The following comments are intended to provide a review and analysis of the Corporation's results of operations and financial position for the year ended March 31, 2000 in comparison with the year ended March 31, 1999, and should be read in conjunction with the consolidated financial statements and accompanying notes. In this management's discussion and analysis, the terms "we," "our," "us," "Corporation" and "Molson" refer to Molson Inc. (formerly The Molson Companies Limited) together with Molson Canada (formerly Molson Breweries) and their respective subsidiaries, unless the context otherwise indicates. Unless otherwise noted all amounts are expressed in Canadian dollars.

OVERVIEW

Fiscal 2000 was a year of immense change for Molson. Following up on our commitment to "reinvent" Molson, we achieved a number of clearly defined goals with the aim of transforming ourselves into a more efficient and competitive operating company, while creating sustainable shareholder value in the process. The foundation of our reinvention remains: aligning the interests of our employees with those of our shareholders; operating strategically; reducing our cost base while improving productivity; and growing our business globally.

Cash flow from operations, which we consider a key measure of the underlying performance of our business, increased by 32% to $255.4 million, or $4.31 per share, compared to $3.28 per share last year.

In fiscal 1999 we acquired the remaining 50% interest in the Molson Canada partnership (Molson Canada) and an additional 24.95% interest in the Coors Canada partnership (Coors Canada). As a result of these acquisitions on June 23, 1998, the fiscal 1999 reported results are not directly comparable with those of the current year, which includes 100% ownership of Molson Canada and a 49.9% interest in Coors Canada for the full year.

To assist the reader, on page 38 we have provided a summary of our consolidated net earnings from continuing operations on a pro forma recurring basis, and on page 41 we have included our Brewing results on a pro forma basis reflecting what our comparative results would have been had we owned 100% of Molson Canada and 49.9% of Coors Canada throughout the previous year.

EBITDA – CONTINUING OPERATIONS (1),(2)
($ millions)



64
68
117
268
328
96
97
98
99
00

(1) Before provisions for rationalization.
(2) Fiscal years 1996 and 1997 reflect the proportionate consolidation of 40% of the sales and earnings of Molson Canada. Fiscal 1998 reflects the proportionate consolidation of 40% of Molson Canada to November 30, 1997 and 50% thereafter. Fiscal 1999 reflects the proportionate consolidation of 50% of Molson Canada to June 23, 1998 and the consolidation of 100% thereafter.

FINANCIAL HIGHLIGHTS *($ millions, except per share information)*	**2000**	1999
Sales and other revenues	**2,517.1**	2,120.1
Brewing excise and sales taxes	**621.3**	536.0
	1,895.8	1,584.1
Earnings before interest, income taxes, amortization and the undernoted	**328.0**	267.6
Provisions for rationalization	**(224.0)**	(58.0)
Gain on sale of investment	**25.9**	–
Provision for real estate losses	**(27.5)**	–
Earnings before interest, income taxes and amortization (i)	**102.4**	209.6
Amortization of property, plant and equipment	**(65.6)**	(54.3)
Amortization of intangible assets	**(34.7)**	(28.5)
Operating profit	**2.1**	126.8
Net interest expense	**(77.8)**	(62.7)
Income tax recovery (expense)	**4.9**	(36.1)
Earnings (loss) from continuing operations	**(70.8)**	28.0
Earnings from discontinued operations	**26.8**	141.9
Net earnings (loss)	**(44.0)**	169.9
Earnings (loss) per share		
Continuing operations	**(1.19)**	0.47
Discontinued operations	**0.45**	2.41
Net earnings (loss) per share	**(0.74)**	2.88
Cash flow from continuing operations	**255.4**	193.7
Cash flow per share from continuing operations	**4.31**	3.28
Dividends per share	**0.72**	0.72
Outstanding shares (ii) *(millions)*	**59.2**	59.0

(i) EBITDA
(ii) Weighted average number of outstanding Class "A" non-voting shares and Class "B" common shares

Fiscal 2000 earnings before provisions for rationalization and real estate losses, gain on sale of investment, amortization, interest and income taxes were $328.0 million, compared with the prior year's $267.6 million. Part of the increase reflects the fact that the prior period included our 50% interest in Molson Canada and our 24.95% interest in Coors Canada only until June 23, 1998, at which time we increased our ownership interests to 100% of Molson Canada and 49.9% of Coors Canada.

While the provisions for rationalization and real estate losses, offset in part by a gain on the transaction relating to our investment in CTV Sports Net Inc. (CTV Sports Net), resulted in a loss from continuing operations of $70.8 million, or $1.19 per share, compared with earnings of $28.0 million or $0.47 per share last year, our pro forma results on a recurring basis, as outlined below, show an increase in net earnings of 52% to $77.0 million or $1.30 per share from $50.8 million or $0.86 per share in fiscal 1999.

	Net earnings for the year ended March 31		Net earnings per share for the year ended March 31	
($ millions, except per share information)	**2000**	1999	**2000**	1999
Earnings (loss) from continuing operations as reported	**(70.8)**	28.0	**$ (1.19)**	$ 0.47
After-tax adjustments to arrive at pro forma recurring net earnings:				
Incremental Brewing operating profit (i)	–	13.6	–	0.23
Incremental net interest expense (i)	–	(12.7)	–	(0.22)
Provisions for rationalization	**149.4**	40.0	**2.52**	0.68
Gain on sale of investment	**(25.9)**	–	**(0.44)**	–
Provision for real estate losses	**27.5**	–	**0.47**	–
Commodity tax refund	–	(5.4)	–	(0.09)
Interest income – commodity tax refund	–	(5.4)	–	(0.09)
Montreal Forum lease settlement	–	(4.2)	–	(0.07)
NHL expansion proceeds	**(3.2)**	(3.1)	**(0.06)**	(0.05)
Earnings from continuing operations – pro forma, recurring	**77.0**	50.8	**$ 1.30**	$ 0.86
Percentage change	52%		51%	

(i) Pro forma adjustments assuming we had 100% ownership of Molson Canada and 49.9% ownership of Coors Canada since April 1, 1998

Brewing operating profit for the year ended March 31, 2000 was 15.1% above last year on a pro forma basis, before provisions for rationalization and other items of a non-recurring nature, as noted in the Brewing section of this report on page 41. This increase reflects higher Brewing revenues resulting from consumer price increases as well as volume increases, a lower percentage of advertising spending and benefits arising from restructuring initiatives, offset in part by price promotions in response to competitive market conditions.

The increased earnings from our Brewing business were, however, partially offset by a loss in the Sports and Entertainment segment which reflects the combined impact of the Montreal Canadiens not qualifying for the playoffs in the 1998/1999 hockey season as well as lower ticket sales, and attraction and concession revenues at the Molson Centre. Further details relating to our Sports and Entertainment segment are included on page 44 of this report.

EBITDA for fiscal 2000 was reduced to $102.4 million by pre-tax rationalization costs of $224.0 million related to the following initiatives:

- An organizational redesign announced by Molson Canada in September 1999, which included measures to centralize the development of marketing and operations strategy while maintaining decentralized execution. In addition, initiatives to increase productivity through a combination of cost reduction and administrative improvements were implemented. A charge of $36 million to cover severance and other costs related to this reorganization was recorded in the second quarter.
- The consolidation of our Ontario brewery operations and the decision to close our Barrie brewery effective September 2000. A charge of $188 million to cover the costs of this rationalization, including the write-down of capital assets, was recorded in the third quarter of the current fiscal year.

The net after-tax impact of the current year's rationalization costs was $149.4 million, or $2.52 per share. Our previous year's results were reduced by an after-tax cost of $40 million, or $0.68 per share, for severance and other costs related to improvements in brewing and distribution system productivity and customer service, primarily in the province of Quebec.

The gain on sale of investment relates to a transaction concluded in February 2000 whereby, for proceeds of $28 million, we sold 9.99% of our 20% interest in CTV Sports Net to Rogers Communications Inc. (Rogers) and granted Rogers an irrevocable option to acquire our remaining interest of 10.01% for nominal consideration, subject to CRTC approval. This transaction has been accounted for as a disposal of our entire interest in CTV Sports Net. The decision to sell our interest in this venture is a continuation of our strategy of divesting non-core assets in order to focus on our Brewing business.

The provision for real estate losses reflects an adjustment to the carrying value of certain non-core real estate interests in Montreal to anticipated net realizable value, reflecting current market conditions.

Amortization of property, plant and equipment and intangible assets for fiscal 2000 was $100.3 million, compared with last year's $82.8 million.

- The increase was due primarily to the higher amortization generated by our acquisition of additional interests in Molson Canada during fiscal 1999.

Net interest expense for the year ended March 31, 2000 was $77.8 million, compared with $62.7 million for the prior fiscal year.

- The increase was due primarily to our incremental share of interest costs in Molson Canada and the interest on added debt raised to acquire the remaining 50% interest in Molson Canada effective June 23, 1998, offset in part by the impact of favourable interest rates following the refinancing of certain debt through the issuance of debentures in May 1999. In addition, last year's interest expense was reduced by interest income of $8.2 million received on a commodity tax refund.

Our cash flow from continuing operations before working capital adjustments for the year ended March 31, 2000 was $255.4 million, compared with $193.7 million for the previous year, an increase of $61.7 million or 32%. Cash flow per share from continuing operations for fiscal 2000 was $4.31, compared with $3.28 for the prior year.

- The increase was attributable to increased earnings generated by our Brewing business, including our increased ownership interests in Molson Canada and Coors Canada.

Our effective tax rate for the year ended March 31, 2000 on earnings from continuing operations, excluding provisions for rationalization and real estate losses and the gain on sale of investment, was 46.6%, compared with a rate of 44.3% in fiscal 1999.

- The increase in our effective tax rate was attributable mainly to the non-deductibility for tax purposes of a full year of additional intangible asset amortization resulting from the acquisition of additional ownership interests in Molson Canada. The above-noted non-recurring items recorded in the current year have had the effect of reducing this effective tax rate to a recovery of 6.5%.
- In the absence of unusual circumstances, our effective tax rate on earnings from continuing operations in fiscal 2001 is expected to be approximately 43%. The expected reduction for fiscal 2001 reflects the implementation of the new income tax accounting rules (Canadian Institute of Chartered Accountants handbook, section 3465) effective April 1, 2000. Further details relating to the effect of these new accounting rules are outlined in the section FUTURE IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS on page 50.

CASH FLOW FROM CONTINUING OPERATIONS (1)
($ millions)


65 99 84 194 255
96 97 98 99 00

(1) Fiscal years 1996 and 1997 reflect the proportionate consolidation of 40% of the sales and earnings of Molson Canada. Fiscal 1998 reflects the proportionate consolidation of 40% of Molson Canada to November 30, 1997 and 50% thereafter. Fiscal 1999 reflects the proportionate consolidation of 50% of Molson Canada to June 23, 1998 and the consolidation of 100% thereafter.

Review of Operations

The following tables summarize the sales and other revenues, EBITDA and operating profit of our two business segments – Brewing, and Sports and Entertainment – as well as the net costs of operating the public company and other items not allocated to the business segments.

($ millions)	Sales and Other Revenues 2000	1999
Brewing (i)	**2,374.9**	1,959.0
Excise and sales taxes	**621.3**	536.0
	1,753.6	1,423.0
Sports and Entertainment	**142.1**	157.3
Other	**0.1**	3.8
	1,895.8	1,584.1

($ millions)	EBITDA 2000	1999	Operating Profit (ii) 2000	1999
Brewing (i) (iii)	**114.2**	213.5	**23.0**	139.9
Sports and Entertainment (iv)	**6.8**	13.6	**(2.1)**	4.8
Other (v)	**(18.6)**	(17.5)	**(18.8)**	(17.9)
	102.4	209.6	**2.1**	126.8

(i) Brewing results for the year ended March 31, 1999 reflect the Corporation's 50% proportionate share in Molson Canada and 24.95% interest in Coors Canada until June 23, 1998 and the consolidation of 100% of Molson Canada and proportionate consolidation of 49.9% of Coors Canada thereafter.
(ii) Operating profit (loss) is before interest and income taxes.
(iii) Fiscal 2000 includes provisions for rationalization of $224.0 million and fiscal 1999 includes provisions for rationalization of $58.0 million and $8.2 million relating to a commodity tax refund.
(iv) Fiscal years 2000 and 1999 include NHL expansion proceeds of $4.5 million and $4.4 million respectively. Fiscal 1999 also includes a benefit of $4.2 million relating to the reversal of a provision established in fiscal 1996.
(v) Includes the net costs of operating the Corporate office and maintaining a public company. Fiscal 2000 also includes a $27.5 million provision for real estate losses, offset in part by a gain of $25.9 million for the transaction relating to CTV Sports Net.

The results of each of our businesses are reviewed below:

Brewing

Brewing consists of the ownership by Molson of 100% of the partnership interests in Molson Canada, 49.9% of Coors Canada, which is proportionately consolidated, and 24.95% of Molson USA, LLC (Molson USA), which is equity accounted.

The following table contains a summary of Brewing financial results for fiscal 2000 with a comparison to fiscal 1999.

BREWING SALES & OTHER REVENUES (1)
($ millions)

96	97	98	99	00
843	855	936	1,959	2,375

(1) Fiscal years 1996 and 1997 reflect the proportionate consolidation of 40% of the sales and other revenues of Molson Canada. Fiscal 1998 reflects the proportionate consolidation of 40% of Molson Canada to November 30, 1997 and 50% thereafter. Fiscal 1999 reflects the proportionate consolidation of 50% of Molson Canada to June 23, 1998 and the consolidation of 100% thereafter.

($ millions)	2000	1999 (i)
Sales and other revenues	**2,374.9**	1,959.0
Excise and sales taxes	**621.3**	536.0
	1,753.6	1,423.0
Earnings before interest, income taxes, amortization and the undernoted	**338.2**	263.3
Amortization of property, plant and equipment	**(57.0)**	(45.6)
Amortization of intangible assets	**(34.2)**	(28.0)
Operating profit before the undernoted	**247.0**	189.7
Provisions for rationalization	**(224.0)**	(58.0)
Commodity tax refund	**–**	8.2
Operating profit (ii)	**23.0**	139.9

(i) Results for the year ended March 31, 1999 reflect the Corporation's 50% proportionate share in Molson Canada and 24.95% partnership interest in Coors Canada until June 23, 1998, and the consolidation of 100% of Molson Canada and proportionate consolidation of 49.9% of Coors Canada thereafter.
(ii) Before interest and income taxes

SALES REVENUE, VOLUME AND MARKET SHARE

The increase in sales and other revenues reflects higher revenues from consumer price increases and volume increases, as well as the consolidation of 100% of Molson Canada's revenues in fiscal 2000 compared with the proportionate consolidation of 50% of Molson Canada's revenues from April 1, 1998 to June 23, 1998 and the consolidation of 100% thereafter in fiscal 1999.

Brewing operating profit for the year was $247.0 million compared to $189.7 million last year, an increase of 30.2% before the current year's provisions for rationalization of $224 million and the prior year's provisions for rationalization of $58 million as well as the commodity tax refund of $8.2 million recorded last year.

This higher operating profit as compared to the previous year reflects the favourable impact of benefits arising from restructuring initiatives and a lower percentage of advertising spending, offset in part by the unfavourable impact of price and in-case promotions in response to competitive market conditions. In addition, results for fiscal 1999 included only our 50% interest in Molson Canada and 24.95% interest in Coors Canada until we increased our ownership of these entities effective June 23, 1998.

The pro forma information below sets forth our Brewing performance assuming we had 100% ownership of Molson Canada and 49.9% ownership of Coors Canada since April 1, 1998.

BREWING EBITDA (1),(2)
($ millions)


119
69
136
272
338
96
97
98
99
00

(1) Before provisions for rationalization.

(2) Fiscal years 1996 and 1997 reflect the proportionate consolidation of 40% of the earnings of Molson Canada. Fiscal 1998 reflects the proportionate consolidation of 40% of Molson Canada to November 30, 1997 and 50% thereafter. Fiscal 1999 reflects the proportionate consolidation of 50% of Molson Canada to June 23, 1998 and the consolidation of 100% thereafter.

BREWING – PRO FORMA FINANCIAL RESULTS *($ millions)*	2000	Pro Forma 1999	Change
Sales and other revenues	**2,374.9**	2,251.3	5.5%
Excise and sales taxes	**621.3**	614.4	1.1%
	1,753.6	1,636.9	7.1%
Earnings before interest, income taxes, amortization and the undernoted	**338.2**	301.3	12.3%
Amortization of property, plant and equipment	**(57.0)**	(52.5)	8.6%
Amortization of intangible assets	**(34.2)**	(34.2)	–
Operating profit before the undernoted	**247.0**	214.6	15.1%
Provisions for rationalization	**(224.0)**	(58.0)	n/m
Commodity tax refund	**-**	8.2	n/m
Operating profit	**23.0**	164.8	n/m

n/m = not meaningful

On this basis, Brewing operating profit, before provisions for rationalization and other items of a non-recurring nature, was 15.1% above last year, surpassing our goal of achieving double digit EBIT growth. This strong earnings performance was achieved in spite of highly competitive market conditions.

Industry Volume and Molson Market Share

The following table sets out industry volume and Molson volume in Canada, as well as Molson volume shipped to the United States during fiscal 1999 and 2000.

VOLUME *(millions of hectolitres)*	2000	1999*
Industry	**20.7**	20.5
Molson (Canada)	**9.3**	9.2
Molson (United States)	**2.2**	2.3

Sources: Brewers Association of Canada, provincial liquor authorities and industry distribution companies.
**Fiscal 1999 has been restated to reflect updated industry information.*

Estimated industry sales volume in Canada, including sales of imported beer, during the year ended March 31, 2000 increased by 1.0% compared with fiscal 1999 to approximately 20.7 million hectolitres. The increase occurred principally in the provinces of Ontario and Quebec. The import segment increased by 18% compared with the prior year, to 1.1 million hectolitres.

For fiscal 2000, Molson Canada had a market share of 45.1% of all beer sold in Canada, including imported beer, compared with 45.0% for fiscal 1999.

MOLSON CANADA'S AVERAGE MARKET SHARE *(%)*	**2000 Estimated**	1999 Actual*
Including sales of imports:		
Canada	**45.1**	45.0
Quebec	**48.8**	48.3
Ontario	**51.1**	51.3
West	**41.0**	41.2

Sources: Brewers Association of Canada, provincial liquor authorities and industry distribution companies.
**Market share information for fiscal 1999 has been restated to reflect updated industry volumes. Prior year market share information for Ontario has also been restated to conform to a more accurate basis of calculation, which incorporates LCBO cash register sales data. Previous calculations had incorporated data for shipments to the LCBO.*

Molson Canada has the highest market share in Newfoundland, Quebec, Ontario, Saskatchewan and Alberta. Market conditions remain highly competitive, with intense price competition and significant in-case and other promotional activities.

Our Quebec region showed strong performance during the year, with market share up 0.5 share points, reversing the trend of the past 10 years. This reflects the continued strong performance of MOLSON DRY and MOLSON EXPORT as well as increased sales growth of the CORONA and HEINEKEN brands where distribution was expanded during the year to include convenience and grocery stores. MOLSON DRY market share in Quebec increased to 13.2 share points during fiscal 2000. In addition, TORNADO, the malt-based flavoured beverage launched in fiscal 1999, continued to show strong sales growth.

In the Ontario region, Molson's core brand performance continues to be strong, led by MOLSON CANADIAN, COORS LIGHT, CORONA and HEINEKEN. However, total market share for the year decreased by 0.2 share points as unsupported brands declined. The Ontario market was characterized by intense competitive activity during the year.

In the Western region, the continued strong performance of MOLSON CANADIAN, COORS LIGHT and HEINEKEN drove a 1.0 share point gain in our core brands. MOLSON CANADIAN, the leading brand in Western Canada, recorded its sixth consecutive year of growth in the region. COORS LIGHT also showed renewed growth in Western Canada due to focussed support programs. Growth in core strategic brands, however, was more than offset by declines in unsupported brands, resulting in a modest decline in overall share.

Molson Canada's beer sales to the U.S. market in fiscal 2000, which represented approximately 19% of our total volume, decreased by 3.8% from the previous year's volume to 2.2 million hectolitres.

PROVISIONS FOR RATIONALIZATION

On September 8, 1999 we announced an organizational redesign which included measures to:

- centralize the development of marketing strategies while keeping the execution of such strategies with the regional business teams; and to
- achieve an increase in productivity through a combination of cost reduction and administrative process improvements.

This initiative began with a comprehensive assessment of the financial and administrative processes at Molson Canada and the benchmarking of Molson against 85 other companies. As part of the organization redesign, national shared service centres were established in Toronto for accounting and reporting, payroll and benefits and accounts payable, and in Montreal for accounts receivable. In addition, we are making significant cost improvements in information technology and have reorganized this department so that infrastructure maintenance is headquartered in Toronto and application development is headquartered in Montreal.

A charge of $36 million in respect of the costs associated with implementing these organizational redesign initiatives, including an 18 percent reduction in salaried employees, was recorded in the second quarter of fiscal 2000.

During the year, we also compared our brewing capacity utilization to that of major brewers throughout the world, and concluded that we must improve our capacity utilization and overall facility efficiencies in order to achieve world-class effectiveness.

On October 7, 1999, we announced the consolidation of our Ontario brewing operations and the decision to close our Barrie brewery, effective September 2000. A pre-tax provision of $188 million was recorded during the third quarter of fiscal 2000 to cover the costs of this rationalization, including the write-down of capital assets.

We also announced the planned investment of $100 million in our Toronto brewery over the next five years to bring it to a world-class standard. Once fully implemented, the organizational redesign, process improvements and cost reduction initiatives, including the closure of the Barrie brewery, are expected to result in cost savings of $60 million annually.

In the fourth quarter of fiscal 1999, Molson Canada, in partnership with its unions in the province of Quebec, announced an agreement on plans to improve brewery and distribution system productivity, as well as customer service. That agreement covers employees at the Montreal brewery and in distribution throughout the province of Quebec. It affected approximately 400 employees, included a combination of job buyout offers and enhanced pension benefits, and resulted in a pre-tax charge of $56.0 million. In fiscal 1999, we also established a provision of $2.0 million related to distribution optimization in Western Canada.

BREWING CAPITAL EMPLOYED (1)
($ millions)



364
359
707
2,285
2,082
96
97
98
99
00

(1) Fiscal years 1996 and 1997 reflect the proportionate consolidation of 40% of the assets and liabilities of Molson Canada. Fiscal 1998 reflects the proportionate consolidation of 50% of Molson Canada. Fiscal years 1999 and 2000 reflect the consolidation of 100% of Molson Canada.

COORS CANADA

The Coors Canada partnership, which is 49.9% owned by Molson, is responsible for the management of Coors brands in Canada. Molson Canada brews, distributes and sells the COORS LIGHT brand in Canada.

Coors Canada performance in fiscal 2000 exceeded expections. Both sales volume and EBITDA experienced double digit growth despite an aggressive competitive environment during the year. The COORS LIGHT brand remains the undisputed market leader in the light beer category and is now the fourth-largest brand in Canada. Estimated average national market share in fiscal 2000 exceeded 6.0%, compared with 5.5% in fiscal 1999. This level of performance made COORS LIGHT the fastest growing major brand in Canada during fiscal 2000.

MOLSON USA

Molson USA, which is 24.95% owned by Molson, markets and distributes Molson and Foster's brands in the United States. These brands are imported into the United States from Molson Canada. The production of beer sold to Molson USA enables Molson Canada to enjoy the benefits flowing from increased utilization of its brewing capacity. In addition, Molson also shares in the marketing and distribution profits through its 24.95% ownership interest in Molson USA. The Molson and Foster's brands collectively accounted for approximately 9% of the United States imported beer market in calendar 1999.

Over the past year, the Molson brands in the United States have continued to decline due primarily to the continued softening of interest in the ice beer category in which MOLSON ICE was the leader. A major review of the U.S. market initiated in August 1999 identified the strength of the Molson brand name and high consumer awareness. We continue to monitor the performance of our brands in the U.S. market.

Our equity share of Molson USA's net earnings in fiscal 2000 was $8.2 million, compared with $9.3 million in fiscal 1999.

OTHER

We anticipate that volume in the Canadian beer industry will grow slightly over the next few years due to demographic factors. In fiscal 2000, efforts to reverse the decline in market share continued to show results and, despite intense competitive activity including price reductions and in-case promotions by our major competitor, our market share increased by 0.1 share points to 45.1%. Continuous improvement of our market will be focused on core strategic brands.

In Ontario, beer for home consumption is sold either through Brewers Retail Inc. (BRI) or the Liquor Control Board of Ontario (LCBO), which is the government agency responsible for the distribution and sale of alcoholic beverages (primarily distilled spirits and wine) in the province. Through a limited selection of brands and package sizes, LCBO sales account for more than 13% of the home consumer beer volume sold in Ontario, with the BRI system responsible for all other home consumer beer sales in that province. The issue of privatization of the LCBO has been raised in the past and Molson Canada continues to monitor the distribution system closely to ensure that the efficiency and service provided to our customers is maintained. This is seen as an ongoing process which involves working closely with BRI's shareholders and users to ensure that BRI and LCBO complement each other and continue to provide consumers with an extensive selection of products in a modern retailing environment.

In the Western region, Brewers Distributors Ltd. (BDL), the industry-owned distribution entity, continued its efforts to increase the competitiveness of the distribution system. New collective agreements have been signed in Manitoba, Calgary and a number of locations in British Columbia to allow increased flexibility while reducing costs and improving competitiveness. BDL is currently involved in a labour dispute in Edmonton and as a result, order make-up, delivery and warehousing are now being executed by an independent third party.

In addition to savings and initiatives announced in fiscal 2000, we are continuing to actively evaluate other programs aimed at creating additional value by permanently reducing the cost of doing business. A significant portion of Molson Canada's material costs, such as malted barley, processed corn, aluminum and corrugated paper, are, however, exposed to the price risks characteristic of commodities.

INTERNATIONAL

Outside North America we are pursuing opportunities to build the Molson brand. Initiatives under review focus on expanding the Molson trademarks into new markets, on improving market position in those countries where the Molson brands are currently available, and on positioning Molson as a player in the consolidating international beer market.

SPORTS AND ENTERTAINMENT SALES AND OTHER REVENUES

($ millions)


106 142 134 157 142
96 97 98 99 00

SPORTS AND ENTERTAINMENT EBITDA (1)

($ millions)


8 25 12 5 2
96 97 98 99 00

(1) Fiscal years 2000 and 1999 exclude NHL expansion proceeds. Fiscal 1999 and fiscal 1996 exclude amounts relating to the Montreal Forum lease settlement.

Sports and Entertainment

Sports and Entertainment consists of Club de Hockey Canadien, Inc. (CHC), owner of the Montreal Canadiens of the National Hockey League (NHL), and Molson Centre Inc., which owns and operates a multi-purpose sports and entertainment venue in Montreal.

($ millions)	**2000**	1999
Sales and other revenues	**142.1**	157.3
Earnings before interest, income taxes, amortization and the undernoted	**2.3**	5.0
Amortization of property, plant and equipment	**(8.4)**	(8.3)
Amortization of intangible assets	**(0.5)**	(0.5)
Operating loss from hockey operations and Molson Centre activities before the undernoted	**(6.6)**	(3.8)
NHL expansion proceeds	**4.5**	4.4
Montreal Forum lease settlement	**–**	4.2
Operating profit (loss) (i)	**(2.1)**	4.8

(i) Before interest and income taxes

Sales and other revenues and operating loss for the current year include expansion proceeds of $4.5 million related to the addition of the Atlanta NHL franchise. A similar amount, relating to the addition of the Nashville NHL franchise, was received last year. Additional expansion proceeds totalling US$6.1 million are expected in fiscal 2001 when teams in St. Paul, Minnesota and Columbus, Ohio join the NHL.

The decrease in sales and other revenues and operating loss for the year ended March 31, 2000 reflects the impact of the Montreal Canadiens not qualifying for the playoffs in the 1998/99 hockey season and the decrease in regular season ticket sales for the 1999/2000 hockey season, as well as lower attraction and concession revenues from other events at the Molson Centre. These decreases are partially offset by the increase in broadcasting and advertising revenues. Results for the prior period included sales and other revenue from five playoff games which contributed additional operating profit of $4.6 million. In addition, operating profit for the prior year included a recovery of $4.2 million relating to an amount provided in fiscal 1996 in respect of the Montreal Forum lease.

Fiscal 2000 includes $3 million of incremental operating profit in respect of a new five-year agreement which the NHL negotiated with the ESPN and ABC networks to broadcast nationally televised games in the U.S. market commencing with the 1999/2000 season.

Unfortunately, despite being in the running until the final game of the 1999/2000 season, the team which sustained an unprecedented number of injuries during the year, the highest in the NHL, failed to qualify for the playoffs for the second consecutive season.

The existing NHL Collective Bargaining Agreement between NHL member teams and the NHL Players Association concludes at the end of the 2003/2004 season. Substantial increases in player salaries, payable in U.S. dollars, coupled with the relative weakness of the Canadian dollar, continue to have a significant negative impact on profitability. Notwithstanding the current level of player salaries, management has, through prudent contract management, succeeded in reducing total current player salaries by 2% compared to fiscal 1999. This compares favourably with the 4.5% average player payroll increase experienced in the NHL overall during the 1999/2000 season. Management is committed to ensuring that the rate of player salary growth is contained while striving to significantly improve the team's on-ice performance.

Municipal realty taxes on the Molson Centre are substantially higher than comparable taxes levied on any other NHL arena, particularly those in the United States, most of which are subsidized by substantial public funding. The Molson Centre pays more realty taxes than any other arena in the league. In fact, its realty taxes are more than double those of all U.S. teams combined. These taxes, which amounted to $9.6 million in fiscal 2000, are currently under appeal. Appeal hearings, which commenced in March 1999, are still underway and are expected to continue during fiscal 2001.

A strategic review of our Sports and Entertainment assets to pursue value maximization alternatives continues.


SPORTS AND ENTERTAINMENT CAPITAL EMPLOYED
($ millions)
242
301
310
321
327
96
97
98
99
00

MOLSON CENTRE

The Molson Centre, a state-of-the-art sports and entertainment facility, is the home of the Montreal Canadiens. The Molson Centre has staged approximately 625 events of a varying nature since it opened in 1996, featuring international stars and attracting almost 7 million patrons. The facility is located on leased land in downtown Montreal. The lease agreement allows us to purchase the property at a fixed price at any time after October 2003.

The Molson Centre provides seating for 21,273, including 135 private suites on two levels, the remaining lease terms of which range mostly from one to seven years. The facility also includes 2,600 club seats providing VIP service to clientele. The facility's seating can be easily configured to accommodate between 2,000 and 23,000 spectators for concerts, hockey and other sporting events, and conventions.

Corporate Costs and Other Items

The caption "Other" in the tables on page 40 includes the net costs of operating the Corporate office and maintaining a public company. As previously announced, the executive office in downtown Toronto was closed in fiscal 2000 and certain staff were relocated to Molson Canada's North American Brewing Office on Bloor Street in Toronto. A small nucleus of executive and strategic functions, including those of the President and Chief Executive Officer, the Executive Vice President and Chief Financial Officer and the Senior Vice President, Chief Legal Officer and Secretary, have been re-established in Montreal, where our head office has been located since 1786. The Montreal office is also responsible for planning and developing our international brewing activities outside North America, as well as for Corporate Affairs and Investor Relations. No part of these costs is allocated to business operations for segmented disclosure purposes.

On May 4, 2000, Eric Molson, Chairman of the Board of Directors, announced the appointment of Daniel J. O'Neill as President and Chief Executive Officer of the Corporation, replacing Mr. E. James Arnett who will step down at the Annual General Meeting of Shareholders on June 27, 2000 after three years as President and Chief Executive Officer.

Discontinued Operations

On October 25, 1999, we completed the sale of the business operations of Beaver Lumber, our remaining retail business, to Home Hardware Stores Limited (Home Hardware) of St. Jacobs, Ontario for total proceeds, subject to closing adjustments, of $68 million including a $35 million promissory note. The promissory note payable by Home Hardware, which is secured by a first charge against the Beaver Lumber real estate acquired by Home Hardware and certain other properties, bears interest at 8% per annum. The principal and interest are repayable in installments commencing in October 2002, with any remaining outstanding principal and accrued interest being payable in full in October 2004.

In fiscal 2000 management has, based on information and facts currently available, reduced previously established provisions for environmental remediation costs, closure costs and other claims related to discontinued operations by $25 million. This amount is reflected in earnings from discontinued operations. The remaining provisions relating to discontinued operations are included in current and non-current liabilities of discontinued operations in the consolidated balance sheet.

Earnings from discontinued operations for the current year also reflect a tax benefit of $1.8 million (1999 – $2.5 million) resulting from previously unrecognized tax loss carry-forwards used in the year.

Fiscal 1999 earnings from discontinued operations included a net gain of $133.6 million on the disposal of our 25% interest in The Home Depot Canada and an estimated net loss on the eventual disposal of Beaver Lumber, together with the after-tax earnings of Beaver Lumber to June 30, 1998, the date we adopted a formal plan to dispose of that business, and our 25% share of The Home Depot Canada's earnings to the date of disposal.

Financial Condition and Liquidity

Our consolidated balance sheet as at March 31, 2000, together with comparative fiscal 1999 figures, is summarized as follows:

($ millions)	**2000**	1999
Current assets	**452.4**	535.9
Less: Current liabilities	**(598.7)**	(656.0)
Working capital	**(146.3)**	(120.1)
Investments and other assets	**283.0**	271.8
Property, plant and equipment	**1,080.8**	1,212.0
Intangible assets	**1,275.8**	1,310.5
Non-current assets of discontinued operations	**19.8**	109.4
	2,513.1	2,783.6
Represented by:		
Long-term debt	**1,161.9**	1,271.5
Deferred gain	**56.9**	63.0
Deferred liabilities	**99.9**	102.2
Deferred income taxes	**111.4**	120.0
Non-current liabilities of discontinued operations	**57.3**	118.8
	1,487.4	1,675.5
Shareholders' equity	**1,025.7**	1,108.1
	2,513.1	2,783.6

In fiscal 2001, working capital requirements will continue to be funded through cash generated from operations and available credit facilities.

Long-term debt maturities through to fiscal 2003 are expected to be financed by accumulated cash provided from operations or by utilization of the existing or renewed term loan facility.

At March 31, 2000, our ratio of current assets to current liabilities was 0.8:1, unchanged from last year.

During fiscal 2000, our commercial paper rating was maintained at R-1 (low) with a stable outlook by Dominion Bond Rating Service (DBRS).

The reduction in the carrying value of property, plant and equipment reflects the provision to write down capital assets at our Barrie brewery to estimated net realizable value following the decision to close that brewery in September 2000.

DISCONTINUED OPERATIONS

The reduction in assets and liabilities of discontinued operations reflects the sale of our Beaver Lumber business to Home Hardware in October 1999 and the reduction of a portion of the previously established provisions for remediation, closure and other claims related to discontinued operations.

FINANCIAL INSTRUMENTS AND LONG-TERM LIABILITIES

Our consolidated long-term debt for the years ended March 31, 2000 and 1999 was as follows:

($ millions)	**2000**	1999
Debentures	**298.0**	–
Term loan (Molson Canada)	**74.6**	202.1
Debentures (Molson Canada)	**739.3**	742.4
Land lease (Molson Centre)	**50.0**	50.0
Term loan	**–**	280.0
Other	**–**	0.2
	1,161.9	1,274.7
Less: Current portion	**–**	3.2
	1,161.9	1,271.5

NET DEBT AND EQUITY

($ millions)


(145)
Net Debt
Equity
96
97
98
99
00

- Our long-term debt decreased by $109.6 million or 8.6% during fiscal 2000, reflecting a current year repayment facilitated by cash generated by the Brewing business in excess of current operating requirements, as well as proceeds on the sale of Beaver Lumber and the transaction relating to CTV Sports Net.
- On May 3, 1999, we issued two series of debentures totalling $300 million. The Series A Debentures for $150 million bear annual interest of 5.40% and are due on May 3, 2002, while the Series B Debentures for $150 million bear annual interest of 5.50% and are due on May 3, 2004. The net proceeds from the offering were $297.9 million, which were used to repay borrowings of $280 million under the $550 million five-year term credit facility, which was cancelled, and for general corporate purposes. The refinancing eliminated certain restrictive covenants and reduced the annual net interest expense.

The Term loan (Molson Canada) represents borrowings made by Molson Canada under a $300 million revolving floating rate arrangement, which is unsecured and without recourse to Molson Canada's partners. The principal amount is fully repayable on August 31, 2003. On April 18, 2000, the covenants of this facility were amended and the terms were adjusted to reflect current market conditions.

Details of the Debentures (Molson Canada) are provided under note 14 of the consolidated financial statements. During fiscal 2000, we negotiated amendments to the covenants in certain Molson Canada debentures issued in fiscal 1993, making them consistent with the terms of other debentures issued by Molson Canada in fiscal 1998.

During fiscal 2000, DBRS and Canadian Bond Rating Service (CBRS) maintained the Molson Inc. long-term debt rating at A (low) with a stable outlook.

During fiscal 2000, CBRS downgraded Molson Canada's bond rating to A from A (High), while DBRS maintained Molson Canada's rating at A with a stable trend.

Interest rates on total long-term debt ranged between 4.7% and 9.1% during fiscal 2000.

At March 31, 2000, our net debt-to-equity ratio was 53:47, unchanged from last year.

We utilize off-balance sheet financial instruments primarily to manage the volatility of borrowing costs and to hedge the economic risk of U.S. dollar amounts and certain commodity requirements. The instruments which we use to manage these risks principally consist of interest rate swaps to manage interest rate exposure on long-term debt, and foreign currency options and forward contracts to manage foreign currency exposure. We are currently a net buyer of U.S. dollars and have entered into certain foreign exchange contracts. Molson Canada also hedges some commodity purchases with futures contracts on U.S. commodity exchanges. At March 31, 2000, Molson Canada had no commodity futures contracts; however, we may enter into such contracts depending on market analysis.

- We follow a policy of not using financial instruments for speculative purposes, and have procedures in place to monitor and control the use of financial instruments.

Capital Spending


CAPITAL SPENDING
($ millions)
157
50
42
61
55
96
97
98
99
00

Capital spending for the years ended March 31, 2000 and 1999 was as follows:

($ millions)	2000	1999
Brewing	**53.3**	58.5
Sports and Entertainment	**1.8**	2.1
Other	**0.1**	0.2
Total	**55.2**	60.8

Molson Canada's capital spending in fiscal 2000 supported the Corporation's strategic requirements, including investments in the Montreal and Etobicoke breweries to upgrade capacity and efficiency in anticipation of the September 2000 closure of the Barrie brewery. Fiscal 2001 capital spending is expected to be approximately $54 million, including spending for maintenance capital and further investments to upgrade capacity and efficiency at our Etobicoke and Montreal breweries.

Sports and Entertainment's capital spending in fiscal 2000 was mainly on the Molson Centre. Fiscal 2001 capital spending is expected to be approximately $1 million.

- Our objective is that capital expenditures not exceed amortization of tangible capital assets, and we expect to fund fiscal 2001 capital expenditures from our operating cash flow. In addition, all capital projects are subject to an economic value added (EVA®) analysis to ensure that spending is prioritized in order to maximize shareholder value.

Shareholders' Equity

Our capital stock increased during fiscal 2000 by $4.3 million to $468.6 million at March 31, 2000, reflecting the issuance of stock dividends and the exercise of stock options.

- Our book value per share decreased to $17.30 at March 31, 2000 from $18.77 at March 31, 1999, reflecting primarily the impact of rationalization provisions recorded during the year.
- As a result of the implementation of new accounting rules relating to Employee Future Benefits and Income Taxes, we will record significant non-cash accounting charges against retained earnings in Fiscal 2001. Further details are outlined in the section Future Impact Of New Accounting Pronouncements on page 50.

Dividends

Dividends paid to shareholders totalled $42.7 million in fiscal 2000, compared with $42.5 million in fiscal 1999. Our annual dividend rate was maintained at $0.72 per share during fiscal 2000.

Changes in Financial Position

The decrease in net cash of $17.3 million, together with a comparison for fiscal 1999, is summarized below:

($ millions)	**2000**	1999
Provided from operations	**255.4**	193.7
Used for working capital	**(29.7)**	(43.1)
Rationalization costs	**(37.0)**	(8.0)
Provided from operating activities	**188.7**	142.6
Used for investing activities	**(65.6)**	(1,151.3)
Provided from (used for) financing activities	**(148.6)**	227.1
Decrease in net cash from continuing operations	**(25.5)**	(781.6)
Increase in net cash from discontinued operations	**8.2**	417.3
Decrease in net cash	**(17.3)**	(364.3)

Cash used for working capital in fiscal 2000 amounted to $29.7 million, due mainly to increased receivables and inventory in our Brewing business.

Cash used for investing activities of $65.6 million included $55.2 million for the purchase of property, plant and equipment – mainly for Molson Canada – and $34.7 million related to the funding of pension arrangements. Cash used for investing activities was partially offset by proceeds from the disposal of investments and other assets, including the transaction relating to CTV Sports Net. Last year's cash used for investing activities included $1,074.1 million for the cost of our acquisition of the remaining 50% interest in Molson Canada and an additional 24.95% investment in Coors Canada. Cash used for financing activities of $148.6 million reflects the $109.6 million reduction of long-term debt and cash dividends of $39.7 million. During fiscal 2000, we issued $300 million of debentures and used the proceeds to repay the outstanding amount of $280 million drawn under the $550 million credit facility, which was then cancelled, and for general corporate purposes.

The increase in net cash from discontinued operations of $8.2 million reflects the net cash proceeds received from the sale of Beaver Lumber, offset in part by spending relating to retained properties and other liabilities of our discontinued businesses. Last year's increase in net cash from discontinued operations included $375 million in proceeds from the sale of our 25% interest in The Home Depot Canada.

Contingent Liabilities

We are subject to certain legal claims arising in the normal course of business and as a result of the disposition of previously held businesses, none of which is expected to materially affect our financial results.

Environment

We have a comprehensive program, guided by a committee of the Board of Directors, to oversee environmental, crisis management, and health and safety matters. Management has concluded, based upon existing information and applicable laws and regulations, that the amounts expended or anticipated to be expended by us on these matters, other than as specifically provided for, are not likely to be material to our operations or financial condition. Management is also unaware of any instance of non-compliance with environmental laws and regulations which is not being responsibly addressed.

YEAR 2000

Following a comprehensive process to address all significant internal and external Year 2000 business and technology risks, we are pleased to report a smooth transition through January 1, 2000 with no disruptions to our business activities.

Total costs related to Year 2000 activities were $15 million. Of this amount, $7 million relating to replacement systems was capitalized and the remaining costs were expensed as incurred. During the year ended March 31, 2000, we expensed $4 million on Year 2000 activities, while $3 million was capitalized.

FUTURE IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS

Effective with the fiscal year commencing on April 1, 2000 Molson will adopt, on a retroactive basis, without restatement of prior year's financial statements, the provisions of the new Canadian Institute of Chartered Accountants (CICA) handbook, section 3461 "Employee Future Benefits" and section 3465 "Income Taxes".

Implementation of the new accounting rules relating to Employee Future Benefits will, in addition to other prescribed changes, result in a change in our accounting policy for postemployment benefits other than pensions (i.e., retiree supplemental health care and life insurance), from the existing policy of recognizing the cost of these benefits on a cash basis as payments are made to an accrual basis covering the projected future costs for both retired and active service employees. In addition, the discount rate used to determine the accrued pension benefit obligation must be based on market rates for long-term debt instruments, which is lower than the rate currently used by the Corporation. Based on current discount rates and other estimated assumptions, implementation of these new accounting rules relating to Employee Future Benefits, including our share of the related impact on equity-accounted entities, will result in a non-cash one-time after-tax charge against retained earnings of approximately $120 million.

In accordance with the provisions of the new CICA handbook, section 3465 relating to Income Taxes, future income taxes must be recorded on the differences between the accounting carrying values of balance sheet assets and liabilities and the tax cost bases of these assets and liabilities. The impact of this new pronouncement is particularly significant for Molson since, as a result of recent acquisitions, assets such as fixed assets and brand names have been written up to fair value for accounting purposes without a corresponding increase in their tax cost bases. The required implementation of these new accounting rules relating to Income Taxes will result in a $123 million increase in the book value of brand names and a further non-cash one-time charge against retained earnings of approximately $200 million.

Implementation of these new accounting rules is expected to result in a change in our debt-to-equity ratio from 53:47 to 62:38.

The adoption of these new accounting rules is not expected to have a material impact on our future earnings.

Responsibilities for Financial Statements

The accompanying consolidated financial statements have been prepared by management and approved by the Board of Directors of the Corporation. Management is responsible for the information and representations contained in these financial statements and other sections of this Annual Report. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada. The major accounting policies followed by the Corporation are set out in note 1 to the financial statements.

To assist management in discharging these responsibilities, the Corporation maintains an effective system of internal control which is designed to provide reasonable assurance that its assets are safeguarded, that transactions are executed in accordance with management's authorization, and that the financial records form a reliable base for the preparation of accurate and timely financial information.

PricewaterhouseCoopers LLP, Chartered Accountants, are appointed by the shareholders and have audited the consolidated financial statements in accordance with Canadian generally accepted auditing standards. Their report outlines the nature of their audit and expresses their opinion on the consolidated financial statements of the Corporation.

The Board of Directors ensures that management fulfills its responsibilities for financial reporting and internal control. The Board exercises this responsibility through an Audit and Finance Committee composed of five external directors. The Audit and Finance Committee meets periodically with management and with the external auditors to review audit recommendations and any matters that the auditors believe should be brought to the attention of the Board of Directors. The Audit and Finance Committee also reviews the consolidated financial statements and recommends to the Board of Directors that the statements be approved for issuance to the shareholders.

E. James Arnett
President and Chief Executive Officer
May 3, 2000

Auditors' Report

To the Shareholders of Molson Inc.

We have audited the consolidated balance sheets of Molson Inc. as at March 31, 2000 and 1999 and the consolidated statements of earnings, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at March 31, 2000 and 1999 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants
Canada, May 3, 2000

Consolidated Statements of Earnings

Years ended March 31, 2000 and 1999 (Dollars in millions, except per share amounts)	2000	1999
Sales and other revenues *(note 11 (iii))*	$ 2,517.1	$ 2,120.1
Brewing excise and sales taxes	621.3	536.0
	1,895.8	1,584.1
Costs and expenses		
Cost of sales, selling and administrative costs	1,567.8	1,316.5
Provisions for rationalization *(note 4)*	224.0	58.0
Gain on sale of investment *(note 5)*	(25.9)	–
Provision for real estate losses	27.5	–
	1,793.4	1,374.5
Earnings before interest, income taxes and amortization	102.4	209.6
Amortization of property, plant and equipment	65.6	54.3
Amortization of intangible assets	34.7	28.5
Operating profit	2.1	126.8
Net interest expense *(note 6)*	77.8	62.7
Earnings (loss) before income taxes	(75.7)	64.1
Income tax expense (recovery) *(note 7)*	(4.9)	36.1
Earnings (loss) from continuing operations	(70.8)	28.0
Earnings from discontinued operations *(note 8)*	26.8	141.9
Net earnings (loss)	$ (44.0)	$ 169.9
Earnings (loss) per share from continuing operations *(note 9)*		
basic	$ (1.19)	$ 0.47
fully-diluted	$ (1.19)	$ 0.47
Earnings (loss) per share *(note 9)*		
basic	$ (0.74)	$ 2.88
fully-diluted	$ (0.74)	$ 2.82

Consolidated Statements of Retained Earnings

Years ended March 31, 2000 and 1999 (Dollars in millions)	2000	1999
Retained earnings – *beginning of year*	$ 643.8	$ 516.4
Net earnings (loss)	(44.0)	169.9
	599.8	686.3
Dividends – cash	39.7	40.5
Dividends – stock	3.0	2.0
	42.7	42.5
Retained earnings – *end of year*	$ 557.1	$ 643.8

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated Balance Sheets

As at March 31, 2000 and 1999 (Dollars in millions)	**2000**	1999
Assets		
Current assets		
Cash and short-term investments	**$ 69.6**	$ 43.9
Accounts receivable	**176.3**	164.0
Inventories *(note 10)*	**133.6**	127.1
Prepaid expenses	**53.7**	57.1
Current assets of discontinued operations *(note 8)*	**19.2**	143.8
	452.4	535.9
Investments and other assets *(note 11)*	**283.0**	271.8
Property, plant and equipment *(note 12)*	**1,080.8**	1,212.0
Intangible assets *(note 13)*	**1,275.8**	1,310.5
Non-current assets of discontinued operations *(note 8)*	**19.8**	109.4
	$ 3,111.8	$ 3,439.6
Liabilities		
Current liabilities		
Bank indebtedness	**$ 44.4**	$ 2.6
Accounts payable and accruals	**325.5**	326.3
Provision for rationalization costs	**97.5**	62.3
Taxes payable	**88.3**	81.0
Dividends payable	**10.7**	10.6
Deferred income taxes	**26.2**	28.8
Current portion of long-term debt *(note 14)*	**-**	3.2
Current liabilities of discontinued operations *(note 8)*	**6.1**	141.2
	598.7	656.0
Long-term debt *(note 14)*	**1,161.9**	1,271.5
Deferred gain *(note 15)*	**56.9**	63.0
Deferred liabilities	**99.9**	102.2
Deferred income taxes	**111.4**	120.0
Non-current liabilities of discontinued operations *(note 8)*	**57.3**	118.8
	2,086.1	2,331.5
Shareholders' equity		
Capital stock *(note 17)*	**468.6**	464.3
Retained earnings	**557.1**	643.8
	1,025.7	1,108.1
	$ 3,111.8	$ 3,439.6

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Signed on behalf of the Board:

Director *Director*

Consolidated Statements of Cash Flows

Years ended March 31, 2000 and 1999 (Dollars in millions)	**2000**	1999
Operating activities		
Earnings (loss) from continuing operations	**$ (70.8)**	$ 28.0
Provisions for rationalization *(note 4)*	**224.0**	58.0
Gain on sale of investment *(note 5)*	**(25.9)**	–
Provision for real estate losses	**27.5**	–
Amortization of property, plant and equipment	**65.6**	54.3
Amortization of intangible assets	**34.7**	28.5
Deferred income taxes	**(9.7)**	35.2
Other	**10.0**	(10.3)
Cash provided from operations	**255.4**	193.7
Used for working capital	**(29.7)**	(43.1)
Rationalization costs	**(37.0)**	(8.0)
Cash provided from operating activities	**188.7**	142.6
Investing activities		
Additions to property, plant and equipment	**(55.2)**	(60.8)
Additional investments in Brewing net assets including costs and bank indebtedness assumed *(note 2)*	**-**	(1,074.1)
Proceeds from sale of property, plant and equipment	**1.0**	3.3
Additions to investments and other assets	**(44.9)**	(41.8)
Proceeds from disposal of investments and other assets	**33.5**	22.1
Cash used for investing activities	**(65.6)**	(1,151.3)
Financing activities		
Increase in long-term debt *(note 14)*	**297.5**	469.8
Reduction in long-term debt *(note 14)*	**(407.8)**	(202.2)
Cash dividends	**(39.7)**	(40.5)
Other	**1.4**	–
Cash provided from (used for) financing activities	**(148.6)**	227.1
Decrease in net cash from continuing operations	**(25.5)**	(781.6)
Increase in net cash from discontinued operations *(note 8)*	**8.2**	417.3
Decrease in net cash	**(17.3)**	(364.3)
Net cash at beginning of year	**42.5**	406.8
Net cash at end of year	**$ 25.2**	$ 42.5
Net cash consists of:		
Cash and cash equivalents	**$ 69.6**	$ 43.9
Bank overdraft	**(44.4)**	(2.6)
Cash and cash equivalents of discontinued operations	**-**	1.2
Net cash at end of year	**$ 25.2**	$ 42.5

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Notes to Consolidated Financial Statements

For the years ended March 31, 2000 and 1999 (Dollars in millions, except per share amounts)

1. Accounting Policies

CONSOLIDATION

The accounts of all subsidiaries are consolidated.

JOINT VENTURES AND OTHER INVESTMENTS

In fiscal 1999, prior to the acquisition of the final 50% interest in Molson Canada (formerly Molson Breweries), the Corporation's investment in Molson Canada was proportionately consolidated. Subsequent to June 23, 1998, the Molson Canada partnership is fully consolidated (see note 2). The Corporation's investment in the Coors Canada partnership is proportionately consolidated at 24.95% to June 23, 1998 and 49.9% thereafter. Investments in entities over which the Corporation exercises significant influence are accounted for by the equity method. Real estate held for sale is stated at the lower of cost, which includes carrying and financing costs, and net realizable value. Other investments are carried at the lower of cost and net recoverable amount.

USE OF ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Although these estimates are based on management's best knowledge of current events and actions that the Corporation may undertake in the future, actual results could differ from the estimates.

INVENTORIES

Inventories other than returnable containers are valued at the lower of cost and net realizable value. The cost of returnable containers is amortized over their estimated useful lives.

CAPITAL ASSETS

Property, plant and equipment are stated at cost less accumulated amortization. Amortization is provided from the date property, plant and equipment are placed into service on the straight-line method, principally at annual rates of 2% to 5% for buildings and from 5% to 33% for equipment.

Intangible assets, which include goodwill, brand names and hockey franchises, are carried at cost less accumulated amortization. Amortization is provided on a straight-line basis, principally over 40 years.

The Corporation evaluates the potential permanent impairment of goodwill on an ongoing basis. Such evaluation determines any impairment in value, taking into account the ability to recover the unamortized portion of goodwill from expected future operating cash flows on an undiscounted basis. The Corporation also considers projected future operating results, trends and other circumstances in making such evaluations.

INCOME TAXES

The Corporation follows the tax deferral method of accounting for income taxes, whereby earnings are charged with income taxes relating to reported earnings. Differences between such taxes and taxes currently payable are reflected in the accounts and arise because certain items of revenue and expense are reported in the accounts at different times than they are reported for income tax purposes.

PENSION PLANS

The Corporation has a number of pension plans, of both a contributory and non-contributory nature, which cover virtually all employees. The majority of plans provide defined benefits. Funding requirements are based on actuarial determinations. Pension expenses are charged to earnings using an actuarial method which matches pension plan costs to the year in which the related employee services are rendered. Past service costs together with experience gains and losses, and the initial difference between pension plan assets and the present value of the accrued pension benefits, are amortized over the expected average remaining service lives of the respective pension plan members.

For the years ended March 31, 2000 and 1999 (Dollars in millions, except per share amounts)

POSTEMPLOYMENT BENEFITS

In addition to pension benefits, the Corporation generally provides postemployment benefits such as supplemental health care and life insurance. Costs of these benefits are charged to earnings as payments are made by the Corporation.

STOCK-BASED COMPENSATION PLANS

The Corporation has a stock option plan and may grant options to acquire Class "A" non-voting shares. No compensation expense is recognized when stock or stock options are issued to employees. Consideration paid by employees on the exercise of stock options is credited to share capital when the options are exercised.

The Corporation introduced an employee share ownership plan to all full-time employees during fiscal 2000. Under this plan, employees are entitled to have a portion of their base earnings withheld to purchase the Corporation's Class "A" non-voting shares, with the Corporation providing funds to purchase additional Class "A" shares, to a maximum of 1.33% of base earnings. The Corporation's contributions are charged to earnings as purchases are made.

2. INVESTMENT IN BREWING

On June 23, 1998, the Corporation acquired Foster's Brewing Group Limited's (FBG) 50% interest in the Molson Canada partnership and its 24.95% interest in the Coors Canada partnership for a cash payment of $1 billion. As a result of this transaction, the Corporation has 100% ownership of the Molson Canada partnership. The transaction also increased the Corporation's interest in the Coors Canada partnership from 24.95% to 49.9%. The transaction was financed by proceeds from the realization of short-term investments and bank debt.

Details of the Corporation's acquisition are as follows:

	1999
Assets acquired and liabilities assumed:	
Property, plant and equipment	$ 499.3
Brand names	980.0
Goodwill	94.4
Working capital deficit	(38.0)
Long-term debt	(444.2)
Deferred income taxes	(55.0)
Other	37.6
	$ 1,074.1
Consideration:	
Cash (including costs and bank indebtedness assumed)	$ 1,074.1

3. Investments in Joint Ventures

The following information for fiscal 2000 includes the assets, liabilities, revenues and expenses, and cash flows of the Corporation's joint venture investment in Coors Canada, which are included in the consolidated financial statements. For fiscal 1999, the following also includes the Corporation's proportionate share of Molson Canada's revenues and expenses and cash flows until June 23, 1998, which are included in the consolidated financial statements.

	2000	1999
Assets		
Current	$ 7.8	$ 6.5
Non-current	$ 18.5	$ 19.7
Liabilities		
Current	$ 1.4	$ 1.0
Sales and other revenues	$ 108.3	$ 362.1
Operating costs and other expenses	$ 75.5	$ 310.1
Net interest	$ -	$ 6.9
Cash provided from (used for):		
Operating activities	$ 33.4	$ 53.5
Investing activities	$ (0.1)	$ (9.0)
Financing activities	$ -	$ (0.1)

Molson Canada's fiscal 1999 revenues, expenses and cash flows are proportionately consolidated at 50% until June 23, 1998, and at 100% thereafter.

4. Provisions for Rationalization

	2000	1999
Molson Canada	$ 224.0	$ 58.0

On September 8, 1999, Molson Canada announced an organizational redesign which included measures to centralize the development of strategy for marketing and operations, while maintaining decentralized execution, and to increase productivity through a combination of cost reductions and administrative process improvements. This resulted in a significant reduction in the number of salaried employees across Canada and a second-quarter pre-tax charge of $36.0 in respect of costs associated with implementing these initiatives.

On October 7, 1999, Molson Canada announced the closure of its Barrie brewery, effective September 2000. A pre-tax provision of $188.0 to cover the costs of this rationalization, including the write-down of capital assets, was recorded in the third quarter of fiscal 2000.

In the fourth quarter of fiscal 1999, Molson Canada announced an agreement with its unions in the province of Quebec to improve brewing and distribution system productivity and customer service. The agreement, which covers employees at the Montreal brewery and in distribution throughout the province of Quebec, affected approximately 400 employees and included a combination of job buyout offers and enhanced pension benefits, and resulted in a pre-tax charge of $56.0. Also in fiscal 1999, Molson Canada established a provision of $2.0 related to distribution optimization plans in the Western region.

For the years ended March 31, 2000 and 1999 (Dollars in millions, except per share amounts)

5. Gain on Sale of Investment

	2000	1999
Gain on sale of investment	$ 25.9	$ –

The gain on sale of investment relates to a transaction concluded in February 2000, whereby, for proceeds of $28.0 the corporation sold 9.99% of its 20% interest in CTV Sports Net Inc. to Rogers Communications Inc. (Rogers) and granted Rogers an irrevocable option to acquire the remaining interest of 10.01% for nominal consideration, subject to CRTC approval.

6. Net Interest Expense

	2000	1999
Interest on long-term debt	$ 76.9	$ 75.8
Other interest	2.9	3.6
	79.8	79.4
Less: Interest income	(2.0)	(16.7)
	$ 77.8	$ 62.7

Interest paid in fiscal 2000 was $74.8 (1999 – $85.0).

7. Income Taxes

The effective income tax rate on earnings from continuing operations is influenced from year to year by the business segment mix of the consolidated earnings, as well as various tax incentives introduced by governments from time to time to encourage investment (such as manufacturing and processing credits). The following table reconciles income taxes calculated at a combined Canadian federal and provincial tax rate with the income tax provision in the consolidated financial statements:

	2000	1999
Earnings (loss) before income taxes	$ (75.7)	$ 64.1
Income taxes at Canadian statutory rates (2000 – 42.9%; 1999 – 42.5%)	(32.5)	27.2
Increased (decreased) by the tax effect of:		
Non-deductible amortization of intangible assets	14.2	11.5
Large corporations tax	4.9	4.9
Capital losses not recognized in the year (net)	4.5	–
Manufacturing and processing credits	2.5	(6.7)
Non-taxable amortization of deferred gain	(2.6)	(2.6)
Non-deductible and other items	4.1	1.8
Income tax expense (recovery)	$ (4.9)	$ 36.1
Comprised of:		
Current portion	$ 4.8	$ 0.9
Deferred portion	$ (9.7)	$ 35.2

The Corporation has significant tax loss carry-forwards arising from the discontinued Diversey businesses. Certain of these losses expire commencing in 2008. The potential benefit of these tax losses has not been recognized in the accounts of the Corporation. The future benefit, if realized, will be recognized as income from discontinued operations.

8. Discontinued Operations

In fiscal 1996, the Corporation discontinued its participation in Diversey Corporation's Chemical Specialties business and, with the exception of a number of redundant plants and other facilities, the three principal businesses of this segment were disposed of in fiscal 1997.

On April 30, 1998, the Corporation sold its 25% interest in The Home Depot Canada to subsidiaries of The Home Depot, Inc. of Atlanta for cash consideration of $375.0. Subsequently, on June 30, 1998, the measurement date, the Corporation reached the decision to discontinue its participation in the Retail sector by adopting a formal plan to dispose of the Beaver Lumber business. The Home Depot Canada transaction and the estimated loss on the eventual disposal of Beaver Lumber resulted in a net gain of $133.6, which was recorded in fiscal 1999.

On October 25, 1999, the Corporation concluded a transaction to sell the business operations of Beaver Lumber, the Corporation's remaining retail business, to Home Hardware Stores Limited (Home Hardware) of St. Jacobs, Ontario for total proceeds, subject to closing adjustments, of $68.0 in cash and debt.

The estimated losses on the disposals of Diversey and Beaver Lumber were based on management's best estimate of assumptions with respect to a variety of items. These included the proceeds to be realized on retained assets, provisions for remediation, closure and other costs related to the disposition of redundant plants and other facilities previously operated by Diversey and Beaver Lumber and not yet disposed of, and other actual and contingent liabilities and other possible claims.

For fiscal 2000, management has, based on information and facts currently available, released an amount of $25.0 from previously established provisions for loss on disposition, remediation, closure and other claims related to discontinued operations. The remaining balance of the provision for loss is included in the current and non-current liabilities of discontinued operations in the consolidated balance sheet.

There remains a risk that the assumptions and resulting estimates on which the remaining provisions are based may change with the passage of time and the availability of additional information. Any further change to the provisions will be recognized as a gain or loss from discontinued operations in the period in which such a change occurs.

	2000	1999
Sales and other revenues	**$ 257.1**	$ 421.3
Earnings before income tax	**–**	7.2
Income tax expense	**–**	1.4
Net income from operations to measurement date	**–**	5.8
Net gain on disposal *(i)*	**–**	133.6
Reduction in the provision for loss	**25.0**	–
Tax recovery from tax loss carry-forwards	**1.8**	2.5
Earnings from discontinued operations	**$ 26.8**	$ 141.9

(i) The net gain includes the gain on the sale of The Home Depot Canada together with transaction and other costs, and the provision for loss on the disposition of the Beaver Lumber business and other actual and contingent liabilities as well as other possible claims. Also included in the net gain are the estimated net earnings from discontinued operations between the measurement date and the estimated date of disposal. The net gain includes a tax recovery of $21.4, as well as $64.4 relating to the utilization of previously unrecognized tax losses.

Cash provided from (used for) discontinued operations is as follows:

	2000	1999
Operating activities	**$ (4.9)**	$ 4.5
Investing activities	**22.3**	400.6
Financing activities	**(9.2)**	12.2
Cash provided from discontinued operations	**$ 8.2**	$ 417.3

9. Earnings Per Share

Basic earnings per share are calculated based on the weighted average number of shares outstanding during the year (2000 – 59,216,721 shares; 1999 – 59,014,149 shares).

For the years ended March 31, 2000 and 1999 (Dollars in millions, except per share amounts)

10. Inventories

	2000	1999
Finished and in process	**$ 53.6**	$ 50.3
Raw materials and supplies	**33.1**	34.7
Returnable containers	**46.9**	42.1
	$ 133.6	$ 127.1

11. Investments and Other Assets

	2000	1999
Investments, at equity (i) (ii)	**$ 85.6**	$ 84.3
Investments, at cost	**14.8**	13.1
Long-term receivables (iii)	**54.4**	20.0
Deferred pension assets	**92.7**	97.8
Deferred charges	**12.8**	23.7
Real estate held for sale	**22.7**	32.9
	$ 283.0	$ 271.8

(i) Includes the Corporation's interests in Brewers Retail Inc. and Molson USA, LLC (Molson USA).
(ii) Included in *"Sales and other revenues" are equity earnings of* $8.2 (1999 – $13.1).
(iii) Includes a $35.0, 8% secured note receivable due from Home Hardware in fiscal 2005, resulting from the sale of Beaver Lumber.

12. Property, Plant and Equipment

	2000			1999		
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
Land (i)	**$ 108.4**	**$ –**	**$ 108.4**	$ 114.4	$ –	$ 114.4
Buildings	**554.5**	**124.4**	**430.1**	576.5	114.3	462.2
Equipment (ii)	**770.1**	**250.7**	**519.4**	798.9	197.4	601.5
Assets under construction	**22.9**	**–**	**22.9**	33.9	–	33.9
	$ 1,455.9	**$ 375.1**	**$ 1,080.8**	$ 1,523.7	$ 311.7	$ 1,212.0

(i) Includes land under capital lease of $50.0 (1999 – $50.0).
(ii) Includes equipment under capital lease with a cost of $6.8 (1999 – $6.8) and accumulated amortization of $5.0 (1999 – $2.6).

13. Intangible Assets

	2000	1999
Goodwill	**$ 203.6**	$ 209.0
Brand names (i)	**1,063.2**	1,092.0
Hockey franchises (ii)	**9.0**	9.5
	$ 1,275.8	$ 1,310.5

(i) The cost and accumulated amortization of brand names at March 31, 2000 amounted to $1,128.2 (1999 – $1,128.2) and $65.0 (1999 – $36.2), respectively.
(ii) The cost and accumulated amortization of hockey franchises at March 31, 2000 amounted to $12.0 (1999 – $12.0) and $3.0 (1999 – $2.5), respectively.

14. Long-Term Debt

	2000	1999
Term loan (Molson Canada) (i)	$ 74.6	$ 202.1
Debentures (ii)		
$150 – 5.40% due May 3, 2002	149.1	–
$150 – 5.50% due May 3, 2004	148.9	–
Debentures (Molson Canada) (iii)		
$150 – 8.20% due March 11, 2003	149.9	149.9
$100 – 9.10% due March 11, 2013	99.9	99.9
$150 – 6.40% due December 7, 2018	149.8	149.8
$200 – 6.00% due June 2, 2008	199.4	199.3
$100 – 6.70% due June 2, 2028	99.4	99.4
Fair value adjustment at June 23, 1998 (iv)	40.9	44.1
Land lease obligations (v)	50.0	50.0
Term loan (vi)	–	280.0
Other	–	0.2
	1,161.9	1,274.7
Less: Current portion	–	3.2
	$ 1,161.9	$ 1,271.5

(i) Represents borrowings made by Molson Canada under a $300.0 revolving floating rate arrangement, which is unsecured and without recourse to the partners. The principal amount of the facility is fully repayable on August 31, 2003. Loans under this facility bore interest at rates averaging 5.6% during fiscal 2000 (fiscal 1999 – 5.7%).

(ii) Represents debentures issued by the Corporation on May 3, 1999. The debentures are redeemable at the option of Molson Inc. at a price equal to the greater of the Canada Yield Price and 100% of the principal amount of the debentures to be redeemed, together in each case with accrued and unpaid interest up to the date fixed for redemption. The debentures are direct unsecured obligations of the Corporation. The proceeds were used to repay the term loan and for general corporate purposes (see *(vi)*).

(iii) Represents debentures issued by Molson Canada. The debentures are redeemable at the option of Molson Canada at a price equal to the greater of the Canada Yield Price and 100% of the principal amount of the debentures to be redeemed, together in each case with accrued and unpaid interest up to the date fixed for redemption. Debenture holders have no recourse against assets of the Corporation other than assets distributed by Molson Canada to the Corporation in violation of certain covenants in the trust indenture, or assets distributed in certain instances when Molson Canada is insolvent and which, in each case, are not returned to Molson Canada.

(iv) Represents the adjustment required to arrive at the fair market value of the debentures in *(iii)* above as of June 23, 1998, being the date of the acquisition of the additional 50% interest in Molson Canada. This amount is being amortized over the remaining terms of the debentures on a weighted average basis which, at the acquisition date, was approximately 15 years.

(v) Relates to a 99-year lease arrangement for the land on which the Molson Centre has been constructed. The lease payments are based on prevailing interest rates and changes in the Consumer Price Index. The lease payments during the next five years using the prime interest rate at March 31, 2000 are estimated to be $3.1, $3.1, $3.1, $3.3 and $3.5. The Corporation has an option to acquire the property for $50.0 at any time after October 2003.

(vi) Represents borrowings made by the Corporation under a $550.0 revolving credit facility arranged with a syndicate of banks. The facility comprised a $360.0 tranche to partly finance the acquisition of 50% of Molson Canada and a $190.0 revolving operating facility. The average interest rate on this facility for the period ended March 31, 1999 was 5.2%. On May 3, 1999, the facility was repaid with a portion of the proceeds received from the debenture issuance, and cancelled (see *(ii)*).

(vii) On May 3, 1999, the Corporation entered into a $50.0, 364-day revolving credit facility with a syndicate of banks for general corporate purposes. The Corporation has options to extend the facility, subject to the approval of the lenders. Effective May 1, 2000, the facility was extended for an additional period of 364 days. There have been no drawings on this facility to date.

(viii) The aggregate maturities of long-term debt during the next five years are estimated to be $ –, $ –, $300.0, $74.6 and $150.0.

For the years ended March 31, 2000 and 1999 (Dollars in millions, except per share amounts)

15. Deferred Gain

The deferred gain arose from the non-cash consideration received on the exchange of brewing assets at the time of the formation of the Molson Canada partnership. Amortization of the balance of the deferred gain totalling $56.9 (1999 – $63.0) will be brought into earnings in equal installments over the next 9 years or earlier if the non-cash assets are realized.

16. Financial Instruments

The Corporation uses hedging and derivative financial instruments to limit financial risk related to foreign exchange and interest rates. During fiscal 2000 and fiscal 1999, all derivative financial instruments were held for hedging purposes.

The Corporation has entered into foreign exchange option contracts with maturities of less than 12 months. Gains and losses arising from the use of these instruments are recorded as part of the related transaction. As at March 31, 2000, the Corporation had no outstanding options to acquire U.S. dollars (1999 – US$13.0 at an exchange rate of Cdn $1.53 with an unrealized loss from these contracts of $0.3).

The Corporation has also entered into forward foreign exchange contracts. Resulting gains and losses arising from the use of these forward contracts are recorded upon maturity of the transaction. As at March 31, 2000, the Corporation had outstanding contracts for US$59.5 (1999 – US$38.0). At March 31, 2000, the unrealized loss from these contracts was $0.4 (1999 – $0.3).

The Corporation's estimate of the fair value of other financial instruments, including accounts receivable and accounts payable, approximates their carrying value.

The fair value of all debentures, based on rates currently available for long-term debt with similar terms and maturity dates, is estimated to be $1,033.5 (1999 – $792.2).

17. Capital Stock

Authorized
The Corporation is authorized to issue:

(a) an unlimited number of Class "A" non-voting shares;
(b) an unlimited number of Class "B" common shares; and
(c) an unlimited number of preference shares, which shall rank in priority to the Class "A" non-voting and Class "B" common shares and may be issued from time to time in series with the designation, rights, privileges, restrictions and conditions attaching to each series as and in the manner set out in its Articles.

The holders of Class "A" non-voting shares are entitled, voting separately as a class on the basis of one vote per share, to elect annually three members of the Board of Directors of the Corporation. Subject to applicable law, the holders of the Class "A" non-voting shares do not otherwise have a right to vote at meetings of shareholders but are entitled to notice of and to attend all shareholders' meetings except class meetings of the holders of another class of shares. The holders of the Class "B" common shares are entitled to one vote per share at all meetings of shareholders except class meetings of the holders of another class of shares.

In each fiscal year, the holders of the Class "A" non-voting shares are entitled to receive non-cumulative dividends aggregating $0.067 per share before any dividends may be paid on the Class "B" common shares. No further dividends can be paid to the holders of the Class "A" non-voting shares until dividends aggregating $0.067 per share have been declared or paid on the Class "B" common shares, and thereafter the Class "A" non-voting shares and the Class "B" common shares participate equally as to all dividends declared.

In the event of the liquidation, dissolution or winding-up of the Corporation, the holders of the Class "A" non-voting shares and the holders of the Class "B" common shares would be entitled to share equally, share for share, in all distributions of the assets of the Corporation.

A holder of Class "B" common shares shall be entitled at any time and from time to time to have all or any portion of such Class "B" common shares converted into Class "A" non-voting shares on the basis of one Class "A" non-voting share for each Class "B" common share in respect of which the conversion right is exercised.

If a general takeover bid offer is made to purchase Class "B" common shares, then the holders of Class "A" non-voting shares may convert all or any of their Class "A" non-voting shares into an equal number of Class "B" common shares for the purpose of tendering such shares into the offer unless *(i)* a takeover bid offer is made to purchase Class "A" non-voting shares on identical terms as the offer for the Class "B" common shares; or *(ii)* holders of more than 50% of the then outstanding Class "B" common shares certify within a prescribed period of time that they do not intend to tender any Class "B" common shares in acceptance of the offer.

ISSUED AND OUTSTANDING

At March 31, the following shares were issued and outstanding:

	2000		1999	
	Shares	Amount	Shares	Amount
Class "A" non-voting	**47,225,405**	**$ 462.7**	46,942,958	$ 458.4
Class "B" common	**12,053,767**	**5.9**	12,093,767	5.9
	59,279,172	**$ 468.6**	59,036,725	$ 464.3

During the year the following shares were issued:

	2000		1999	
	Shares	Amount	Shares	Amount
Class "A" non-voting				
Stock options exercised [(i)]	**104,636**	**$ 1.2**	16,487	$ –
Stock dividend payments	**132,795**	**3.0**	75,167	2.0
Issued for cash	**5,016**	**0.1**	3,213	0.1
	242,447	**$ 4.3**	94,867	$ 2.1

(i) Including the exercise of options under the stock appreciation rights plan

During the year ended March 31, 2000, 40,000 Class "B" common shares (1999 – 424,700) were converted into Class "A" non-voting shares.

For the years ended March 31, 2000 and 1999 (Dollars in millions, except per share amounts)

STOCK OPTIONS

A summary of the status of the Corporation's stock option plan as at March 31, 2000 and 1999 and of changes during the years ending on those dates is presented below:

	2000		1999	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	**2,868,163**	**$ 23.88**	1,820,838	$ 24.80
Granted	**599,125**	**23.96**	1,311,142	22.33
Exercised	**(518,350)**	**23.85**	(109,275)	23.00
Forfeited	**(199,750)**	**25.66**	(154,542)	23.00
Outstanding at end of year	**2,749,188**	**$ 23.78**	2,868,163	$ 23.88

The following table summarizes information on stock options outstanding at March 31, 2000:

Range of Exercise Prices	Outstanding at March 31, 2000	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price	Exercisable at March 31, 2000	Weighted Average Exercise Price
$20.38 – $25.73	2,195,688	7.8	$ 22.28	497,938	$ 22.60
$26.34 – $33.50	553,500	4.7	$ 29.72	381,935	$ 30.89
	2,749,188	7.2	$ 23.78	879,873	$ 26.20

At March 31, 2000, 2,174,535 Class "A" non-voting shares (1999 – 2,173,196) were available for granting further options and 575,884 Class "A" non-voting shares (1999 – 213,695) were available for optional stock dividends.

All options carry stock appreciation rights whereby the optionee is entitled to receive shares having an aggregate market value equal to the excess of the market value of Class "A" non-voting shares on the date of exercise over the price of the option, in lieu of exercising the option to acquire the Class "A" non-voting shares.

18. Commitments and Contingencies

The following table represents minimum lease payments for operating lease obligations.

Fiscal Year	Minimum Lease Payments
2001	$ 26.6
2002	17.3
2003	12.0
2004	10.0
2005	8.5
Thereafter	17.6
Total	$ 92.0

At March 31, 2000, the Corporation had outstanding letters of credit totalling $37.8 (1999 – $33.6).

The Corporation is subject to certain legal claims arising in the normal course of business, none of which is expected to materially affect the financial results of the Corporation.

19. Pension Plans

As of March 31, 2000, the aggregate actuarial present value of accrued pension benefits was $644.2 (1999 – $619.9) and the aggregate market-related value of pension plan assets was $766.9 (1999 – $634.9). The net pension expense for the year ended March 31, 2000 amounted to $15.6 (1999 – $15.0).

20. Related Party Transactions

In the ordinary course of business, Molson Canada enters into transactions with the Corporation and its affiliates. All related party transactions are recorded at their exchange amounts.

Effective December 1, 1997, Molson Canada sells products to the United States through Molson USA, a sales, marketing and distribution business, controlled by Miller Brewing Company, in which the Corporation has a 24.95% interest.

Effective January 1, 1998, Molson Canada entered into license and manufacturing, distribution and sales agreements with Coors Canada, a partnership between Coors Canada Inc., the Corporation and FBG until June 23, 1998, and between Coors Canada Inc. and the Corporation thereafter. Molson Canada also incurs distribution costs from equity-accounted provincial distribution companies.

Sales to Molson USA in the United States represented approximately 19% of Molson Canada's sales volume in fiscal 2000 (1999 – 21%). Included in cost of sales, selling and administrative costs in the consolidated statements of earnings are distribution and other costs of $196.3 (1999 – $186.2) charged by equity-accounted provincial distribution companies and Coors Canada.

Included in accounts receivable as at March 31, 2000 was $16.2 (1999 – $21.4) due from Molson USA and $1.5 (1999 – $1.0) due from Coors Canada. Included in accounts payable and accruals as at March 31, 2000 were amounts of $1.0 (1999 – $1.0), $4.6 (1999 – $4.0) and $12.1 (1999 – $3.6) payable to Molson USA, Coors Canada and the equity-accounted provincial distribution companies, respectively.

21. Segment Disclosures

The Corporation operates in two reportable segments: Brewing, and Sports and Entertainment. Both reportable segments are strategic business units which offer different products and services. Each business unit has an independent management group.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Operating profit is recorded before interest and income taxes. The Corporation does not allocate net interest expense or income taxes to individual segments.

The Brewing segment's principal business is producing and marketing beer and other malt-based beverages. As of March 31, 2000, the Brewing segment consisted of the Corporation's 100% interest in Molson Canada, a 49.9% interest in Coors Canada, which manages Coors brands in Canada, and a 24.95% interest in Molson USA.

Molson Canada is a significant manufacturer and marketer of a wide range of brands of beer from seven breweries in six provinces in Canada. Molson Canada produces several brands which are exported to Molson USA and distributed and marketed by them in the United States.

Sports and Entertainment consists of the Montreal Canadiens hockey club, which participates in the National Hockey League, and the Molson Centre, a multipurpose sports and entertainment venue in Montreal. The Molson Centre is the home arena of the Montreal Canadiens.

For the years ended March 31, 2000 and 1999 (Dollars in millions, except per share amounts)

SEGMENT DISCLOSURES

Brewing	**2000**	1999
Sales and other revenues (i)	**2,374.9**	1,959.0
Earnings before interest, income taxes and amortization	**114.2**	213.5
Amortization of property, plant and equipment	**(57.0)**	(45.6)
Amortization of intangible assets	**(34.2)**	(28.0)
Operating profit	**23.0**	139.9
Capital employed (ii)	**2,082.4**	2,284.6
Capital expenditures		
Property, plant and equipment	**53.3**	58.5
Brand names	**–**	980.0
Goodwill	**–**	94.4

Sports and Entertainment		
Sales and other revenues (iii)	**142.1**	157.3
Earnings before interest, income taxes and amortization	**6.8**	13.6
Amortization of property, plant and equipment	**(8.4)**	(8.3)
Amortization of intangible assets	**(0.5)**	(0.5)
Operating profit (loss)	**(2.1)**	4.8
Capital employed	**326.9**	320.7
Capital expenditures		
Property, plant and equipment	**1.8**	2.1

Consolidated		
Sales and other revenues	**2,517.1**	2,120.1
Earnings before interest, income taxes and amortization from business segments	**121.0**	227.1
Corporate items (net) (iv)	**(18.6)**	(17.5)
Consolidated earnings before interest, income taxes and amortization	**102.4**	209.6
Amortization of property, plant and equipment	**(65.6)**	(54.3)
Amortization of intangible assets	**(34.7)**	(28.5)
Operating profit	**2.1**	126.8
Capital employed of business segments	**2,409.3**	2,605.3
Add back liabilities which have been deducted in determining capital employed	**533.7**	444.4
Segment total assets	**2,943.0**	3,049.7
Corporate assets	**129.8**	136.7
Assets of discontinued operations	**39.0**	253.2
Total assets per financial statements	**3,111.8**	3,439.6
Capital expenditures		
Property, plant and equipment	**55.2**	60.8
Brand names	**–**	980.0
Goodwill	**–**	94.4

(i) Includes equity earnings of $8.2 (1999 – $9.3).
(ii) Includes equity investments of $84.8 (1999 – $83.6).
(iii) Includes sales to other operating segment of $1.3 (1999 – $3.3).
(iv) Includes the net cost of operating the Corporate office and maintaining a public company. Fiscal 2000 also includes a $27.5 provision for real estate losses, offset in part by a gain of $25.9 for the transaction relating to CTV Sports Net Inc.

Nine Year Operating and Financial Record

	2000	1999	1998	1997	1996	1995	1994	1993	1992
Operations *($ millions)*									
Sales and other revenues	**2,517.1**	2,120.1	1,071.8	997.4	953.9	908.0	938.5	1,225.5	1,239.4
Brewing excise and sales taxes	**621.3**	536.0	259.8	244.5	253.2	257.6	261.9	361.8	339.5
	1,895.8	1,584.1	812.0	752.9	700.7	650.4	676.6	863.7	899.9
EBITDA	**102.4**	209.6	108.2	45.7	39.6	118.0	142.9	330.9	183.9
Amortization:									
property, plant and equipment	**65.6**	54.3	28.8	26.4	19.9	19.6	17.9	21.0	19.1
intangible assets	**34.7**	28.5	4.5	2.8	2.6	2.4	2.7	2.7	2.7
Net interest expense	**77.8**	62.7	13.5	19.4	24.5	31.3	35.7	38.3	45.6
Earnings (loss)									
before income taxes	**(75.7)**	64.1	61.4	(2.9)	(7.4)	64.7	86.6	268.9	116.5
Income tax expense (recovery)	**(4.9)**	36.1	22.3	0.5	18.8	14.7	24.7	42.8	33.3
Earnings (loss) from:									
continuing operations	**(70.8)**	28.0	39.1	(3.4)	(26.2)	50.0	61.9	226.1	83.2
discontinued operations	**26.8**	141.9	72.0	36.9	(279.3)	36.8	63.8	(61.4)	43.0
Net earnings (loss)	**(44.0)**	169.9	111.1	33.5	(305.5)	86.8	125.7	164.7	126.2
Cash provided from operations (i)	**255.4**	193.7	84.1	99.4	65.4	53.4	188.2	190.1	229.1
Financial *($ millions)*									
Working capital	**(146.3)**	(120.1)	312.6	520.7	30.8	113.0	283.0	229.3	205.1
Current ratio	**0.8:1**	0.8:1	1.7:1	1.9:1	1.0:1	1.1:1	1.4:1	1.3:1	1.3:1
Additions to property,									
plant and equipment	**55.2**	60.8	41.7	49.6	186.8	87.7	93.2	29.4	36.5
Total assets	**3,111.8**	3,439.6	2,284.3	2,172.3	2,990.1	3,071.9	2,769.7	2,715.6	2,368.1
Long-term debt	**1,161.9**	1,271.5	561.1	486.0	898.7	530.2	490.0	411.9	483.6
Shareholders' equity	**1,025.7**	1,108.1	978.5	907.0	905.2	1,373.6	1,308.5	1,168.3	923.7
Return on shareholders'									
equity (average)	**(4.1%)**	16.3%	11.9%	3.6%	(24.7%)	6.4%	10.2%	15.7%	14.6%
Net debt:equity ratio	**53:47**	53:47	14:86	n/m (ii)	49:51	34:66	25:75	33:67	38:62
Net interest coverage (iii)	**0.0:1**	2.0:1	5.6:1	0.9:1	0.7:1	3.1:1	3.2:1	7.9:1	3.6:1
Per Share *($)*									
Net earnings (loss)	**(0.74)**	2.88	1.89	0.57	(5.27)	1.49	2.13	2.76	2.25
Net earnings (loss) from									
continuing operations	**(1.19)**	0.47	0.67	(0.06)	(0.45)	0.86	1.05	3.78	1.48
Dividends paid	**0.72**	0.72	0.72	0.72	0.72	0.72	0.72	0.72	0.72
Shareholders' equity	**17.30**	18.77	16.60	15.48	15.59	23.79	22.22	19.68	16.32
Cash provided from operations	**4.31**	3.28	1.43	1.70	1.12	0.92	3.19	3.18	4.08
Other									
Number of shares									
outstanding *(thousands)*	**59,279**	59,037	58,942	58,607	58,060	57,732	58,896	59,382	56,588
Number of shareholders	**4,779**	4,945	5,042	5,236	5,352	5,682	5,948	6,445	6,598
Number of employees (iii)	**3,800**	4,100	4,100	4,500	4,200	4,500	4,600	4,700	5,000

(i) Fiscal years 1992 through 1994 have not been restated to exclude discontinued operations
(ii) n/m = not meaningful (cash exceeded total debt by $145.4 million)
(iii) Excludes discontinued operations

Supplementary Information

Quarterly Consolidated Financial Information

($ millions, except per share amounts)

	FISCAL 2000				
	June	September	December	March	Total
Sales and other revenues	$ 673.7	$ 692.8	$ 623.4	$ 527.2	$ 2,517.1
Brewing excise and sales taxes	171.3	178.6	151.2	120.2	621.3
	502.4	514.2	472.2	407.0	1,895.8
Costs and expenses					
Costs of sales, selling and administrative costs	$ 414.5	$ 418.4	$ 393.0	$ 341.9	$ 1,567.8
Provisions for rationalization	–	36.0	188.0	–	224.0
Gain on sale of investment	–	–	–	(25.9)	(25.9)
Provision for real estate losses	–	–	–	27.5	27.5
	414.5	454.4	581.0	343.5	1,793.4
Earnings (loss) before interest, income taxes and amortization	87.9	59.8	(108.8)	63.5	102.4
Amortization of property, plant and equipment	(16.6)	(17.4)	(15.5)	(16.1)	(65.6)
Amortization of intangible assets	(8.7)	(8.7)	(8.7)	(8.6)	(34.7)
Operating profit (loss)	62.6	33.7	(133.0)	38.8	2.1
Net interest expense	(20.0)	(19.5)	(19.7)	(18.6)	(77.8)
Earnings (loss) before income taxes	42.6	14.2	(152.7)	20.2	(75.7)
Income tax recovery (expense)	(20.8)	(10.4)	43.6	(7.5)	4.9
Earnings (loss) from continuing operations	21.8	3.8	(109.1)	12.7	(70.8)
Earnings from discontinued operations	0.8	0.2	0.4	25.4	26.8
Net earnings (loss)	$ 22.6	$ 4.0	$ (108.7)	$ 38.1	$ (44.0)
Earnings (loss) per share:					
Continuing operations	$ 0.37	$ 0.06	$ (1.84)	$ 0.21	$ (1.19)
Discontinued operations	$ 0.01	$ 0.01	$ 0.00	$ 0.43	$ 0.45
Total	$ 0.38	$ 0.07	$ (1.84)	$ 0.64	$ (0.74)
Outstanding shares *(millions)*	59.1	59.2	59.3	59.3	59.2
Dividends paid	$ 0.18	$ 0.18	$ 0.18	$ 0.18	$ 0.72
Cash flow from continuing operations	$ 64.3	$ 69.0	$ 54.9	$ 67.2	$ 255.4
Cash flow per share from continuing operations	$ 1.09	$ 1.16	$ 0.93	$ 1.13	$ 4.31
Share price					
Montreal Exchange					
– High	$ 27.20	$ 28.40	$ 27.30	(i)	
– Low	$ 19.85	$ 24.00	$ 24.55	(i)	
– Close	$ 26.50	$ 25.35	$ 26.00	(i)	
Toronto Stock Exchange					
– High	$ 27.25	$ 28.20	$ 27.50	$ 26.00	
– Low	$ 19.85	$ 24.00	$ 24.50	$ 22.20	
– Close	$ 26.70	$ 25.35	$ 26.75	$ 23.30	
Volume of shares traded *(thousands)*					
Montreal Exchange	2,183	1,932	957	(i)	
Toronto Stock Exchange	5,935	4,612	5,267	8,396	

(i) Molson shares ceased to trade on the Montreal Exchange on December 3, 1999.

Supplementary Information *(continued)*

Quarterly Consolidated Financial Information

($ millions, except per share amounts)	FISCAL 1999				
	June	September	December	March	Total
Sales and other revenues	$ 356.4	$ 643.9	$ 598.1	$ 521.7	$ 2,120.1
Brewing excise and sales taxes	92.8	170.2	147.4	125.6	536.0
	263.6	473.7	450.7	396.1	1,584.1
Costs and expenses					
Costs of sales, selling and administrative costs	$ 216.0	$ 377.8	$ 380.5	$ 342.2	$ 1,316.5
Provision for rationalization	–	–	–	58.0	58.0
	216.0	377.8	380.5	400.2	1,374.5
Earnings (loss) before interest, income taxes and amortization	47.6	95.9	70.2	(4.1)	209.6
Amortization of property, plant and equipment	(8.6)	(16.2)	(15.9)	(13.6)	(54.3)
Amortization of intangible assets	(2.5)	(8.5)	(8.6)	(8.9)	(28.5)
Operating profit (loss)	36.5	71.2	45.7	(26.6)	126.8
Net interest expense	(4.5)	(14.0)	(21.8)	(22.4)	(62.7)
Earnings (loss) before income taxes	32.0	57.2	23.9	(49.0)	64.1
Income tax recovery (expense)	(13.1)	(27.3)	(12.5)	16.8	(36.1)
Earnings (loss) from continuing operations	18.9	29.9	11.4	(32.2)	28.0
Earnings (loss) from discontinued operations	140.5	0.9	1.0	(0.5)	141.9
Net earnings (loss)	$ 159.4	$ 30.8	$ 12.4	$ (32.7)	$ 169.9
Earnings (loss) per share:					
Continuing operations	$ 0.32	$ 0.50	$ 0.19	$ (0.54)	$ 0.47
Discontinued operations	$ 2.38	$ 0.02	$ 0.02	$ (0.01)	$ 2.41
Total per share	$ 2.70	$ 0.52	$ 0.21	$ (0.55)	$ 2.88
Outstanding shares *(millions)*	59.0	59.0	59.0	59.0	59.0
Dividends paid	$ 0.18	$ 0.18	$ 0.18	$ 0.18	$ 0.72
Cash flow from continuing operations	$ 39.6	$ 79.5	$ 47.0	$ 27.6	$ 193.7
Cash flow per share from continuing operations	$ 0.67	$ 1.35	$ 0.80	$ 0.46	$ 3.28
Share price					
Montreal Exchange					
– High	$ 28.00	$ 27.15	$ 23.80	$ 23.55	
– Low	$ 23.80	$ 20.00	$ 19.80	$ 20.75	
– Close	$ 26.50	$ 21.40	$ 21.95	$ 21.10	
Toronto Stock Exchange					
– High	$ 28.00	$ 27.10	$ 23.75	$ 23.65	
– Low	$ 23.75	$ 19.75	$ 19.80	$ 20.65	
– Close	$ 26.75	$ 21.40	$ 22.00	$ 21.10	
Volume of shares traded *(thousands)*					
Montreal Exchange	1,722	1,418	1,719	1,477	
Toronto Stock Exchange	3,624	4,140	4,055	6,287	

Corporate Governance

Molson's Board of Directors is responsible for overseeing the direction, affairs and management of the Corporation. The Board was extremely active in fiscal 2000, during which there were 16 meetings of the Board and 25 meetings of the various Board committees.

The Toronto Stock Exchange has issued guidelines for effective corporate governance and requires that listed companies annually disclose their practices. The guidelines address questions such as the composition and independence of a company's board of directors, its role, its committees as well as the effectiveness and education of its members.

Molson's Board of Directors considers that good corporate governance practices are essential for the effective and prudent operation of the Corporation and for achieving its objective, which is the enhancement of shareholder value. The Board believes that its governance practices generally meet the Toronto Stock Exchange guidelines.

The Board has put into place specific policies and processes relating to:

- Strategic Planning
- Risk Management
- Management Development, Assessment and Succession Planning; and
- Shareholder Communications.

Details of these are set out in the 2000 Management Proxy Circular.

To ensure that the Board operates in a manner that is independent of management:

- The roles of Chairman and Chief Executive Officer are separate
- The Board is comprised of a majority of unrelated directors; and
- All Board committees are comprised of a majority of unrelated directors.

Over half of the Board is comprised of directors who became Board members in the past four years.

Directors receive at least 50% of their annual retainer in the form of Deferred Share Units, each of which has a value equal to one Molson Class "A" non-voting share. These are retained throughout the director's tenure on the Board. Directors also participate in a Stock Option Plan. These programs are designed to strengthen the alignment of Molson's directors' compensation with the interests of shareholders.

Molson's corporate governance policies and practices are set out in greater detail in the 2000 Management Proxy Circular, a copy of which may be obtained from the Secretary of the Corporation.

Board of Directors' Committees

The Board of Directors maintains five standing committees, all of which were active during fiscal 2000.

AUDIT AND FINANCE COMMITTEE

The Audit and Finance Committee reviews the Corporation's annual consolidated financial statements and quarterly financial statements before they are approved by the Board. It works jointly with management to develop the annual audit plan and thoroughly reviews the Auditors' recommendations on internal controls. The Committee meets with the Corporation's auditors independently of management at least once a year. It also reviews the Corporation's annual and long-term financial plans, proposals for major borrowings and the issuance of securities, and makes recommendations to the Board with respect to financial strategies and policies. In addition, the Committee deals with risk prevention and insurance coverage.

Chairman: Dr. L.I. Barber *Members:* M.W. Barrett, Dr. F. Bellini, D.W. Colson, R.I. Molson

ENVIRONMENT, HEALTH AND SAFETY, AND CRISIS MANAGEMENT COMMITTEE

The Environment, Health and Safety, and Crisis Management Committee sets environmental and occupational health and safety policy standards and accountabilities for the Corporation. The Committee oversees environment and health and safety issues in three distinct areas: Brewing Operations, Club de Hockey Canadien and the Molson Centre, and any retained obligations relating to divestitures. It is also responsible for ensuring compliance with applicable legislation and programs, including crisis management training and safety measurement systems. It reviews strategies, goals and programs put into place in these areas and recommendations from outside specialists retained as required to reassess specific risks. The Committee is also briefed on initiatives by operating units of the Corporation, such as simulated incidents, to ensure response readiness. It regularly reviews data on the frequency and severity of safety incidents, an area where notable and continuous improvement has occurred.

Chairman: L. Beauregard *Members:* Dr. L.I. Barber, J. Béliveau, E.H. Molson, S.T. Molson

EXECUTIVE COMMITTEE

The Executive Committee acts on behalf of the Board, on terms authorized by the Board, in managing or supervising the management of the Corporation's business when the full Board is not in session, including approval of borrowing, acquiring or disposing of businesses and issuing securities.

Chairman: R.I. Molson *Members:* E.J. Arnett, M.W. Barrett, E.H. Molson

HUMAN RESOURCES AND CORPORATE GOVERNANCE COMMITTEE

The Human Resources and Corporate Governance Committee is responsible for the development and maintenance of the Corporation's corporate governance practices, including the structures and composition of the Board and Board committees; defining the relationship, roles and authority of the Board and management; identifying and recommending suitable director candidates; setting directors' compensation and external reporting of the Corporation's approach to corporate governance and management compensation. In addition, it reviews, develops and recommends to the Board appropriate management compensation policies, programs and levels. The Committee is continuing its extensive review of the Corporation's management compensation strategy and programs to ensure that they reflect the Corporation's strategy and are aligned with shareholders' interests and corporate performance. The Committee develops performance objectives in conjunction with the Chief Executive Officer and assesses his performance annually in relation to these objectives. In addition, the Committee ensures that effective short-term and long-term succession plans are in place for senior officers of the Corporation.

Chairman: M.W. Barrett *Members:* D.W. Colson, D.G. Drapkin, E.H. Molson, R.I. Molson

PENSION FUND COMMITTEE

The Pension Fund Committee formulates general investment policy, monitors the implementation of that policy and reports to the Board at least annually on investment results achieved. It also reviews and comments on the reports of the Corporation's actuary and their implications, and the level of the Corporation's contributions to the pension plans in respect of both current service and unfunded liabilities.

Chairman: Dr. L.I. Barber *Members:* J. Béliveau, E.H. Molson, S.T. Molson, H.S. Riley

Directors









E. James Arnett, Q.C. Dr. L.I. Barber Matthew W. Barrett Luc Beauregard Jean Béliveau Dr. Francesco Bellini Daniel W. Colson








Donald G. Drapkin Eric H. Molson R. Ian Molson Stephen T. Molson Daniel J. O'Neill H. Sanford Riley

E. JAMES ARNETT, Q.C.
President and Chief Executive Officer, Molson Inc., B.A., LL.B. (University of Manitoba), LL.M. (Harvard University). Chairman: Molson Donations Fund. Member: Business Council on National Issues, Law Society of Upper Canada, Manitoba Law Society, Canadian Bar Association, American Society of International Law, American Bar Association, District of Columbia Bar Association.

DR. L.I. BARBER
President Emeritus, University of Regina, B.A., B. Comm. (University of Saskatchewan), M.B.A. (University of California at Berkeley), Ph.D. (University of Washington). Companion of the Order of Canada, Saskatchewan Order of Merit. Director: Bank of Nova Scotia, Cominco, CanWest Global, North West Company Inc. Honorary doctorates: University of Alberta, Concordia University, University of Regina.

MATTHEW W. BARRETT
Group Chief Executive, Barclays PLC, London, U.K. Former Chairman of the Bank of Montreal. Officer of the Order of Canada. Director: The Seagram Co. Ltd.

LUC BEAUREGARD
Founding Chairman and Chief Executive Officer, NATIONAL Public Relations Inc. Member of the Order of Canada. Director: St-Hubert Group, Council for Canadian Unity. Past Chairman: Vie des arts. Governor: Conseil du patronat du Québec and Conseil patronal de l'environnement du Québec. Philip A. Novikoff Memorial Award, Canadian Public Relations Society, Fellow Canadian Public Relations Society.

JEAN BÉLIVEAU
Former Senior Vice President, Corporate Affairs, Club de Hockey Canadien, Inc. Companion of the Order of Canada. Director: Acier Leroux inc., Brookfield Properties Corporation. Honorary doctorates: University of Moncton, University of Ottawa, Acadia University. Member: Hockey Hall of Fame, L'Ordre National du Québec. Loyola Medal, Concordia University.

DR. FRANCESCO BELLINI
Chief Executive Officer, BioChem Pharma Inc., Ph.D. (University of New Brunswick). Officer of the Order of Canada. Onorificenza di Grande Ufficiale (Italy). Chairman: ImmunoSystems AB Inc. Vice Chairman: North American Vaccine Inc. Director: BioChem Pharma Inc., Industrielle-Alliance Life Insurance Company, Italian Chamber of Commerce. Governor: Douglas Hospital, Canadian-Italian Community Foundation, Concordia University, Montreal Technovision Inc.

DANIEL W. COLSON
Deputy Chairman and Chief Executive Officer, Telegraph Group Limited, London, England. B.A. (Loyola College), LL.L (Laval University). Chairman: UniMedia Inc., Hollinger Telegraph New Media Ltd. Vice Chairman: Hollinger Inc., Hollinger International Inc., Hollinger Canadian Publishing Holdings Inc., Southam Inc. Director: The Spectator (1828) Limited, Argus Corporation, Hellespont Shipping Corporation. Member of the Canadian Bar Association.

DONALD G. DRAPKIN
Vice Chairman, MacAndrews and Forbes Holdings Inc., B.A. (Brandeis University), LL.B. (Columbia University School of Law). Chairman: WeddingChannel.com. Director: Algos Pharmaceutical Corporation, American Lawyer Media, Inc., Anthracite Capital, Inc., BlackRock Asset Investors, Playboy.com Inc., Playboy Enterprises, Inc., Revlon Consumer Products Corporation, Revlon, Inc., The Warnaco Group Inc., Weider Nutrition International Inc. Trustee: Brandeis University, Dwight-Englewood School.

ERIC H. MOLSON
Chairman of the Board, Molson Inc., A.B. Chemistry (Princeton University). Chancellor of Concordia University. Director: The Montreal General Hospital Foundation and Research Institute, Canadian Irish Studies Foundation, Vie des arts.

R. IAN MOLSON
Deputy Chairman of the Board, Molson Inc., A.B. (Harvard University).

STEPHEN T. MOLSON
Secretary and Member of the Board, The Molson Foundation, B.A. (McGill University). Director or Trustee: Atlantic Salmon Federation, Butters Foundation, Fondation Hospitalière Maisonneuve-Rosemont, The Martlett Foundation, Quebec-Labrador Foundation Inc.

DANIEL J. O'NEILL
Executive Vice President and Chief Operating Officer, North American Brewing, Molson Inc., M.B.A., Queen's University.

H. SANFORD RILEY
President and Chief Executive Officer, Investors Group Inc., B.A. (Queen's University), LL.B (Osgoode Hall Law School). Chairman: Pan American Games Society. Vice-Chairman: Manitoba Business Council. Director: Investors Group Trust Co. Ltd., Great West Assurance Company, London Life Insurance Company, James Richardson and Sons Limited.

Honorary Directors: R.M. Barford, Toronto; J.T. Black, Victoria; W. Chippendale, Mont-Tremblant; J.P. Gordon, Toronto; A.S. Hara, Vancouver; D.S. Harvie, Calgary; T.E. Ladner, Vancouver; A.G. McCaughey, Aurora; Hon. H. de M. Molson, Montréal; F.J. Morgan, Chicago; J.E. Newall, Calgary; Hon. G.F. Osbaldeston, London; C. Perrault, Montréal; G. Plourde, Montréal; J.P. Rogers, Toronto.

President and Chief Executive Officer

Executive Vice President, Molson Inc.
President, Club de Hockey Canadien Inc. and
Molson Centre Inc.

Executive Vice President
and Chief Operating Officer, North American Brewing

Senior Vice President, Taxation

Senior Vice President, Chief Legal Officer and Secretary

Senior Vice President, Human Resources

Senior Vice President, International Brewing Strategy

President, Quebec Region

President, Ontario and Atlantic Region

President, Western Region

Senior Vice President, Marketing

Senior Vice President, Quality Brewing

Senior Vice President and General Counsel

Senior Vice President, Operations

1555 Notre-Dame Street East, Montréal, Québec H2L 2R5
Tel: (514) 597-1786

Toronto

Class "A" non-voting shares
Class "B" common shares

Class "A": MOL.A
Class "B": MOL.B

CIBC Mellon Trust Company,
Halifax, Montreal, Toronto, Winnipeg, Regina, Calgary and Vancouver
Answerline(tm): 1 800 387-0825
E-mail: enquiries@cibcmellon.ca Website: www.cibcmellon.ca

Under the Corporation's Optional Stock Dividend and Share Purchase Plan, shareholders may, if and as determined by the Board, elect to receive their dividends in the form of Class "A" non-voting shares instead of cash, and may make cash contributions toward the purchase of additional Class "A" non-voting shares. Shareholders wishing to obtain more information about this Plan should write to the Secretary, 1555 Notre-Dame Street East, Montréal, Québec H2L 2R5.

PricewaterhouseCoopers LLP, Chartered Accountants

Fiscal year-end March 31, 2001. Interim Reports to Shareholders are scheduled for mailing in August and November 2000 and February 2001.

The Annual Meeting of Shareholders will be held in Le Grand Salon of the Queen Elizabeth Hotel, 900 René-Lévesque Boulevard, Montréal, Québec on Tuesday, June 27, 2000 at 11:00 a.m. Eastern Daylight Time.

Shareholders, institutional investors, brokers, security analysts and others desiring financial information, having inquiries or wishing to obtain copies of the Corporation's Annual Report or Annual Information Form should write to:

John Paul Macdonald
Vice President, Corporate Affairs, Molson Inc.,
1555 Notre-Dame Street East, Montréal, Québec H2L 2R5

Some registered holders of shares of Molson Inc. may receive more than one copy of shareholder information mailings such as this Annual Report. While every effort is made to avoid duplication, if securities of the same class are registered in different names and/or addresses, multiple copies are forwarded. Shareholders receiving more than one copy are requested to write to the Senior Vice President, Chief Legal Officer and Secretary so that arrangements may be made to avoid duplicate mailings.

Si vous désirez recevoir ce rapport en français, veuillez vous adresser au Secrétaire, 1555, rue Notre-Dame Est, Montréal (Québec) H2L 2R5.

Molson Inc.
1555 Notre-Dame Street East, Montreal, Quebec H2L 2R5
Tel: (514) 521-1786 Fax: (514) 598-6969
www.molson.com